 Exhibit 99.1

Third Quarter Report 2024

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
This Management’s Discussion and Analysis (“MD&A”) dated October 30, 2024 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 (the “Third Quarter Financial Statements”) prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Company’s annual Management’s Discussion and Analysis (“Annual MD&A”) and annual consolidated financial statements prepared in accordance with IFRS (“Annual Financial Statements”). The condensed interim consolidated financial statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Australian dollars (“A$”) or European Union euros (“Euros” or “€”). Additional information relating to the Company is included in the Company’s Annual Information Form for the year ended December 31, 2023 (the “AIF”). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedarplus.ca and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2023 (the “Form 40-F”) filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov/edgar.
Certain statements contained in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See Forward-Looking Statements in this MD&A.
This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce” (also referred to as “AISC per ounce”), “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “earnings before interest, taxes, depreciation and amortization” (also referred to as “EBITDA”), “adjusted earnings before interest, taxes, depreciation and amortization” (also referred to as “adjusted EBITDA”), “free cash flow”, “free cash flow before changes in non-cash components of working capital”, “sustaining capital expenditures”, “development capital expenditures”, and “operating margin” that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. Each of “total cash costs per ounce” and “all-in sustaining costs per ounce” are reported on a per ounce of gold produced basis and, unless otherwise indicated, are reported on a by-product basis (deducting by-product metals revenues from production costs). Minesite costs per tonne is reported on a per tonne of ore milled basis. For a discussion of the composition and usefulness of these measures and reconciliation of each of them to the most directly comparable financial information presented in the condensed interim consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.
This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. These estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to below under Non-GAAP Financial Performance Measures, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mill and processing operations at the LaRonde mine and the LaRonde Zone 5 mine. The Canadian Malartic complex consists of

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
the mill and processing operations at the Canadian Malartic mine and the Odyssey mine. The Meadowbank complex consists of the mill and processing operations at the Meadowbank mine and the Amaruq open pit and underground mines. The Goldex complex consists of the mill and processing operations at the Goldex mine and the Akasaba West open pit mine. References to other operations are to the relevant mines, projects or properties, as applicable.
Meaning of “include” “including” and “such as”: When used in this MD&A the terms “include’, “including” and “such as” mean including and such as, without limitation, as applicable.
Business Overview
Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mines are located in Canada, Australia, Finland and Mexico with exploration and development activities in Canada, Australia, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.
Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.
Agnico Eagle’s operating mines and development projects are located in what the Company believes to be politically stable countries that are generally supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential.
Recent Developments
Repayment of Long-term Debt
On July 24, 2024, Agnico Eagle repaid $100.0 million of its 2012 Series B senior 5.02% notes on maturity.
During the third quarter of 2024, Agnico Eagle repaid $275.0 million of the $600.0 million outstanding on its Term Loan Facility. The remaining indebtedness under the Term Loan Facility is due and payable by April 21, 2025.
Reconciliation Action Plan and 2023 Climate Action Report
On July 10, 2024, the Company released its first Reconciliation Action Plan, reinforcing its commitment to reconciliation with Indigenous Peoples and communities. On July 31, 2024, the Company released its 2023 Climate Action Report. In line with the recommendations of the Task Force on Climate-related Financial Disclosures and Towards Sustainable Mining Climate Change protocol, the 2023 Climate Action Report outlines how the Company is addressing climate change risks and opportunities.
Additional Investments at Detour Lake Underground and Upper Beaver
The Company has approved investments of $200.0 million and $100.0 million at its Upper Beaver and Detour Lake Underground projects, respectively, to further study the projects over approximately three years. At Detour Lake, a 2.0-kilometre exploration ramp will be developed at depth to collect a bulk sample and to facilitate infill and expansion drilling of the current underground mineral resource. At Upper Beaver, an exploration ramp and an exploration shaft will be developed at depth to establish underground drilling platforms and collect bulk samples.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Financial and Operating Results
On March 31, 2023, Agnico Eagle closed the transaction (the “Yamana Transaction”) with Pan American Silver Corp. and Yamana Gold Inc. (“Yamana”) pursuant to which, among other things, Agnico Eagle acquired all of Yamana’s Canadian assets including the 50% of the Canadian Malartic complex that Agnico Eagle did not then hold. Accordingly, contributions from the 100% interest in Canadian Malartic have been included in the condensed interim consolidated statements of income for the three and nine months ended September 30, 2024 while the comparative period reflects the previously held 50% interest in Canadian Malartic up to March 30, 2023.
Operating Results
Agnico Eagle reported net income of $567.1 million, or $1.13 per share, in the third quarter of 2024, compared with net income of $174.8 million, or $0.35 per share, in the third quarter of 2023.
Agnico Eagle reported adjusted net income1 of $572.6 million, or $1.14 per share1, in the third quarter of 2024, compared with adjusted net income of $216.1 million, or $0.44 per share, in the third quarter of 2023. EBITDA1 totaled $1,258.6 million in the third quarter of 2024 compared with $722.0 million in the third quarter of 2023. Adjusted EBITDA1 increased in the third quarter of 2024 to $1,256.6 million compared to $768.4 million in the third quarter of 2023. The Company reported higher adjusted net income, EBITDA and adjusted EBITDA primarily due to higher operating margin in the current period.
Agnico Eagle reported net income of $1,386.3 million, or $2.78 per share, in the first nine months of 2024, compared with net income of $2,315.4 million, or $4.76 per share, in the first nine months of 2023. Included in net income of the comparative period is a re-measurement gain of $1,543.4 million recognized in the first nine months of 2023, arising from the Yamana Transaction and the corresponding application of purchase accounting relating to a business combination achieved in stages, which required the re-measurement on acquisition of the Company’s previously held 50% interest in Canadian Malartic to the fair value implied by the subsequent transaction.
Agnico Eagle reported adjusted net income of $1,485.3 million, or $2.97 per share, in the first nine months of 2024, compared with adjusted net income of $806.7 million, or $1.66 per share, in the first nine months of 2023 primarily due to higher operating margin in the current period. EBITDA totaled $3,264.2 million in the first nine months of 2024 compared with $3,878.4 million in the first nine months of 2023, primarily due to the revaluation gain on the Yamana Transaction in the comparative period, partially offset by higher operating margin in the current period. Adjusted EBITDA increased in the first nine months of 2024 to $3,362.0 million compared to $2,394.0 million in the first nine months of 2023, primarily due to higher operating margin in the current period.
In the third quarter of 2024, operating margin1 increased by 55.4% to $1,372.0 million, compared with $883.0 million in the third quarter of 2023, primarily due to a 31.2% increase in revenues from mining operations resulting from a 29.3% higher realized price of gold and higher gold sales volume from Detour Lake, Macassa and Meadowbank, partially offset by lower gold sales volume from Canadian Malartic, La India and Meliadine.
In the first nine months of 2024, operating margin increased by 37.1% to $3,722.8 million, compared with $2,714.5 million in the first nine months of 2023, primarily due to a 24.5% increase in revenues from mining operations as a result of a 18.8% higher average realized price of gold between periods and higher gold sales volume from Canadian Malartic, following the Yamana Transaction, Meadowbank, Macassa, Detour Lake and Meliadine, partially offset by lower gold sales volume from Fosterville and La India.

1
Adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, operating margin, free cash flow and free cash flow before changes in non-cash components of working capital are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For reconciliation of these measures to the most directly comparable financial measure under IFRS, and a discussion of their composition and usefulness, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Gold production increased to 863,445 ounces in the third quarter of 2024 compared with 850,429 ounces in the third quarter of 2023, primarily due to increased production at Macassa, Detour Lake, Meadowbank and Meliadine, partially offset by decreased production at Canadian Malartic and La India.
Gold production increased to 2,637,935 ounces in the first nine months of 2024, compared with 2,536,446 ounces in the first nine months of 2023, primarily due to the additional contribution of gold production from Canadian Malartic, following the Yamana Transaction, and higher production at Meadowbank and Macassa, partially offset by lower gold production at Fosterville and La India.
Cash provided by operating activities increased to $1,084.5 million in the third quarter of 2024 compared with $502.1 million in the third quarter of 2023, primarily due to higher operating margin and more favourable working capital movements between periods.
Cash provided by operating activities increased to $2,829.0 million in the first nine months of 2024 compared with $1,873.7 million in the first nine months of 2023, primarily due to the same reasons discussed above for the third quarter.
Free cash flow1 increased to $620.4 million in the third quarter of 2024 compared with $82.3 million in the third quarter of 2023, primarily due to higher operating margin and more favourable working capital movements between periods. Free cash flow before changes in non-cash components of working capital1 increased to $563.4 million in the third quarter of 2024 compared with $248.8 million in the third quarter of 2023, due to higher operating margin in the current period.
Free cash flow increased to $1,573.3 million in the first nine months of 2024 compared with $645.3 million in the first nine months of 2023, primarily due to higher operating margin and more favourable working capital movements between periods. Free cash flow before changes in non-cash components of working capital increased to $1,535.0 million in the first nine months of 2024 compared with $742.1 million in the first nine months of 2023, due to higher operating margin in the current period.
The table below sets out variances in the key drivers of net income for the three and nine months ended September 30, 2024, compared with the three and nine months ended September 30, 2023:
(millions of United States dollars)	Three Months Ended September 30, 2024 vs. Three Months Ended September 30, 2023	Nine Months Ended September 30, 2024 vs. Nine Months Ended September 30, 2023
Increase in revenues from mining operations	$513.2	$1,191.8
Decrease in production costs due to effects of foreign currencies	4.1	3.9
Increase in production costs	(28.4)	(187.3)
Decrease in exploration and corporate development expenses	1.3	3.0
Decrease (Increase) in amortization of property, plant and mine development	30.8	(14.5)
Increase in general and administrative expenses	(9.6)	(11.0)
Decrease (Increase) in finance costs	7.2	(4.3)
Change in derivative financial instruments	51.2	(47.4)
Change in non-cash foreign currency translation	(9.9)	(1.5)
Increase in care and maintenance	(1.4)	(2.1)
Change in revaluation gain	–	(1,543.4)
Decrease (Increase) in other expenses	16.1	(20.2)
Increase in income and mining taxes	(182.3)	(296.1)
Total net income variance	$392.3	$(929.1)
Three Months Ended September 30, 2024 vs. Three Months Ended September 30, 2023
Revenues from mining operations increased to $2,155.6 million in the third quarter of 2024, compared with $1,642.4 million in the third quarter of 2023, primarily due to a 29.3% increase in realized gold prices and

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
higher gold sales volumes at Detour Lake, Macassa and Meadowbank, partially offset by lower gold sales volume from Canadian Malartic, La India and Meliadine.
Production costs were $783.7 million in the third quarter of 2024, a 3.2% increase compared with $759.4 million in the third quarter of 2023, primarily due to higher production costs at Detour Lake, Fosterville and Macassa associated with higher throughput, partially offset by lower production costs at Meadowbank, Meliadine attributed to stockpile build up and La India due to the cessation of mining activities in 2023. Impacting the overall production costs at all sites is the higher royalties arising from higher gold prices, which was partially offset by positive foreign exchange impact primarily on the Canadian dollar during the period.
Total cash costs per ounce2 increased to $921 on a by-product basis and $953 on a co-product basis in the third quarter of 2024, compared with $898 on a by-product basis and $924 on a co-product basis in the third quarter of 2023, primarily due to higher cash costs at Canadian Malartic, LaRonde and Fosterville, partially offset by lower cash costs at Meadowbank and Macassa.
Amortization of property, plant and mine development decreased by $30.8 million to $390.2 million between the third quarter of 2023 and the third quarter of 2024 as lower amortization at Meadowbank, Detour Lake, Canadian Malartic and La India was partially offset by increased amortization at Fosterville.
General and administrative expenses increased to $48.5 million during the third quarter of 2024, compared with $38.9 million during the third quarter of 2023 primarily due to higher compensation and benefits expenses.
Gain on derivative financial instruments amounted to $17.2 million during the third quarter of 2024, compared with a loss of $34.0 million during the third quarter of 2023, due to favourable movements in foreign exchange rates between periods.
Other expenses decreased to $4.5 million during the third quarter of 2024, compared with $20.6 million during the third quarter of 2023, primarily due to the incurrance of non-recurring costs in the comparative period.
In the third quarter of 2024, the Company recorded income and mining taxes expense of $272.7 million on income before income and mining taxes of $839.8 million, resulting in an effective tax rate of 32.5%. In the third quarter of 2023, the Company recorded income and mining taxes expense of $90.4 million on income before income and mining taxes of $265.2 million, resulting in an effective tax rate of 34.1%. The decrease in the effective tax rate between the third quarter of 2024 and the third quarter of 2023 is primarily due to foreign exchange rate movements and other tax adjusted items.
There are several factors that can significantly affect the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to fluctuate significantly in future periods.
Nine Months Ended September 30, 2024 vs. Nine Months Ended September 30, 2023
Revenues from mining operations increased to $6,062.1 million during the nine months ended September 30, 2024, compared with $4,870.3 million in the nine months ended September 30, 2023, primarily due to an 18.8% increase in realized gold prices, increased gold sales volume at Canadian Malartic, following the Yamana Transaction, and higher gold sales volumes at Meadowbank, Macassa, Detour Lake and Meliadine, partially offset by lower gold sales volume from Fosterville and La India.
Production costs were $2,339.2 million in the nine months ended September 30, 2024, an 8.5% increase compared with $2,155.8 million in the nine months ended September 30, 2023, primarily due to the increased

2
Total cash cost per ounce is a non-GAAP measure that is not a standardized financial measure under IFRS. For a reconciliation of this measure on a by-product and co-product basis to production costs and a discussion of the composition and usefulness of this measure, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
contribution from Canadian Malartic due to the Yamana Transaction and higher production costs at Detour Lake, Macassa and Fosterville associated with higher throughput, partially offset by lower production costs at La India due to the cessation of mining activities in 2023 and Meadowbank mainly due to build up on stockpiles. Impacting the overall production costs at all sites is the higher royalties arising from higher gold prices, which was partially offset by positive foreign exchange impact primarily on the Canadian dollar during the period.
Total cash costs per ounce increased to $897 on a by-product basis and $931 on a co-product basis in the nine months ended September 30, 2024, compared with $857 on a by-product basis and $885 on a co-product basis in the nine months ended September 30, 2023, primarily due to higher cash costs at Canadian Malartic, Fosterville, Detour and Kittila, partially offset by lower cash costs at Meadowbank and Meliadine.
Amortization of property, plant and mine development increased by $14.5 million to $1,125.9 million between the nine months ended September 30, 2023 and the nine months ended September 30, 2024, primarily due to the additional contribution from Canadian Malartic, following the Yamana Transaction, combined with increased amortization at Kittila, Macassa, LaRonde and Meliadine, partially offset by decreased amortization from Detour Lake, Meadowbank and La India.
General and administrative expenses increased to $145.4 million during the nine months ended September 30, 2024, compared with $134.5 million during the nine months ended September 30, 2023 primarily due to higher compensation and benefits expenses.
Loss on derivative financial instruments amounted to $48.4 million during the nine months ended September 30, 2024, compared with a loss of $1.0 million during the nine months ended September 30, 2023, due to unfavourable movements in foreign exchange rates and commodity prices between periods.
Other expenses increased to $63.7 million during the nine months ended September 30, 2024, compared with $43.5 million during the nine months ended September 30, 2023, primarily due to increased disposals of property, plant and mine equipment.
The revaluation gain in the first quarter of 2023 was due to the re-measurement of the Company’s previously held 50% interest in Canadian Malartic to fair value at the close of the Yamana Transaction. The acquisition date fair value of the previously held 50% interest was determined to be $2,697.6 million, resulting in the recognition of a re-measurement gain through net earnings of $1,543.4 million. The fair value of $2,697.6 million reflects the part of the total consideration attributable to Canadian Malartic transferred under the Yamana Transaction.
In the nine months ended September 30, 2024, the Company recorded income and mining taxes expense of $652.7 million on income before income and mining taxes of $2,039.0 million, resulting in an effective tax rate of 32.0%. During the nine months ended September 30, 2023, the Company recorded income and mining taxes expense of $356.6 million on income before income and mining taxes of $2,672.0 million, resulting in an effective tax rate of 13.3%. The increase in the effective tax rate between the nine months ended September 30, 2024 and the nine months ended September 30, 2023, is primarily due to the increase in income before income and mining taxes during the first nine months of 2023 as a result of the non-taxable revaluation gain recorded on the acquisition of Yamana’s interests in its Canadian assets in the Yamana transaction.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
LaRonde mine
	Three Months Ended		Nine Months Ended
LaRonde mine — Operating Statistics	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Tonnes of ore milled (thousands of tonnes)	355	365	1,149	1,101
Tonnes of ore milled per day	3,859	3,967	4,193	4,033
Gold grade (g/t)	4.45	4.52	4.72	5.04
Gold production (ounces)	47,313	49,303	161,388	167,471
Production costs per tonne (C$)	$285	$244	$229	$208
Minesite costs per tonne (C$)	$220	$182	$208	$198
Production costs per ounce	$1,569	$1,348	$1,199	$1,016
Total cash costs per ounce	$1,078	$875	$934	$850
Gold production
Third Quarter of 2024 — At the LaRonde mine, gold production decreased by 4.0% to 47,313 ounces in the third quarter of 2024, compared with 49,303 ounces in the third quarter of 2023, primarily due to lower throughput levels and lower gold grades expected under the planned mining sequence.
First Nine Months of 2024 — Gold production decreased by 3.6% to 161,388 ounces in the first nine months of 2024, compared with 167,471 ounces in the first nine months of 2023 at the LaRonde mine primarily due to lower gold grades and recovery, partially offset by higher throughput levels.
Production costs
Third Quarter of 2024 — Production costs at the LaRonde mine were $74.2 million in the third quarter of 2024, an increase of 11.7% compared with production costs of $66.5 million in the third quarter of 2023, primarily due to the consumption of stockpiles, including re-handling costs, in the current quarter compared to a stockpile build up in the prior year, due to planned mine shutdowns in the current period, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to the lower volume of ore milled in the current period and the same reasons outlined above for production costs, other than foreign exchange effects between periods. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs and fewer gold ounces produced in the current period.
First Nine Months of 2024 — Production costs at the LaRonde mine were $193.5 million in the first nine months of 2024, an increase of 13.7% compared with production costs of $170.2 million in the first nine months of 2023, primarily due to timing of inventory sales, the consumption of stockpiles, including re-handling costs, and higher underground and mill maintenance costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to the reasons outlined above, other than foreign exchanges effects between periods, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the reasons outlined above and fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the consumption of stockpiles, including re-handling costs, and the volume of ore milled. Total cash costs per ounce increased for the same reasons described above for production costs per ounce.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
First Nine Months of 2024 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the consumption of stockpiles, including re-handling costs, and higher underground and mill maintenance costs, partially offset by the higher volume of ore milled. Total cash costs per ounce increased for the same reasons described above for production costs per ounce.
LaRonde Zone 5 mine
	Three Months Ended		Nine Months Ended
LaRonde Zone 5 mine — Operating Statistics	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Tonnes of ore milled (thousands of tonnes)	332	262	898	894
Tonnes of ore milled per day	3,609	2,848	3,277	3,275
Gold grade (g/t)	1.86	1.93	2.06	1.97
Gold production (ounces)	18,292	15,193	54,915	53,412
Production costs per tonne (C$)	$78	$96	$88	$94
Minesite costs per tonne (C$)	$93	$96	$94	$94
Production costs per ounce	$1,034	$1,232	$1,057	$1,174
Total cash costs per ounce	$1,285	$1,287	$1,160	$1,207
Gold production
Third Quarter of 2024 — At the LaRonde Zone 5 mine, gold production increased by 20.4% to 18,292 ounces in the third quarter of 2024 compared with 15,193 ounces in the third quarter of 2023, primarily due to higher throughput levels from increased productivity gains from automation initiatives, partially offset by lower gold grades.
First Nine Months of 2024 — Gold production increased by 2.8% to 54,915 ounces in the first nine months of 2024 from 53,412 ounces in the first nine months of 2023 at the LaRonde Zone 5 mine primarily due to higher gold grades, partially offset by lower recovery.
Production costs
Third Quarter of 2024 — Production costs at the LaRonde Zone 5 mine were $18.9 million in the third quarter of 2024, an increase of 1.1% compared with production costs of $18.7 million in the third quarter of 2023, primarily due to the consumption of stockpiles, including re-handling costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by the consumption of stockpiles, including re-handling costs, in the current period. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold produced in the current period, partially offset by the consumption of stockpiles, including re-handling costs, in the current period.
First Nine Months of 2024 — Production costs at the LaRonde Zone 5 mine were $58.1 million in the first nine months of 2024, a decrease of 7.4% compared with production costs of $62.7 million in the first nine months of 2023, primarily due to the timing of inventory sales, the build up of stockpiles, lower milling costs and the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by higher underground maintenance and services costs.
Production costs per tonne decreased when compared to the prior-year period, for the same reasons outlined above for production costs, with the exception of the weakening of the Canadian dollar relative to the US dollar between periods. Production costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for production costs and more ounces of gold produced in the current period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2024 — Minesite costs per tonne decreased when compared to the prior-year period due to higher volume of ore tonnes milled. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for production costs per ounce.
First Nine Months of 2024 — Minesite costs per tonne remained the same as the prior-year period despite the lower production costs per tonne, due to the contribution of the timing of inventory sales to the lower production cost per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for production costs per ounce.
LaRonde complex
	Three Months Ended		Nine Months Ended
LaRonde complex — Operating Statistics	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Tonnes of ore milled (thousands of tonnes)	687	627	2,047	1,995
Tonnes of ore milled per day	7,467	6,815	7,471	7,308
Gold grade (g/t)	3.20	3.43	3.55	3.66
Gold production (ounces)	65,605	64,496	216,303	220,883
Production costs per tonne (C$)	$185	$182	$167	$157
Minesite costs per tonne (C$)	$158	$147	$158	$151
Production costs per ounce	$1,420	$1,321	$1,163	$1,054
Total cash costs per ounce	$1,135	$972	$991	$937
Gold production
Third Quarter of 2024 — Gold production at the LaRonde complex increased when compared to the prior-year period primarily due to higher volumes of ore mined and milled at the LaRonde Zone 5 mine as part of the mining plan, partially offset by lower gold grades as per the mining sequence.
First Nine Months of 2024 — Gold production at the LaRonde complex decreased when compared to the prior-year period due to lower gold grades and lower recovery, partially offset by higher volume of ore milled.
Production costs
Third Quarter of 2024 — Production costs at the LaRonde complex increased by 9.4% in the third quarter of 2024 when compared with the third quarter of 2023, primarily due to the consumption of stockpiles, including re-handling costs, and higher underground maintenance and service costs, partially offset by the timing of inventory sales and the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to the consumption of stockpiles, including re-handling costs, and higher underground maintenance and service costs, partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year for the same reasons outlines above for production costs, partially offset by the increased gold production.
First Nine Months of 2024 — Production costs at the LaRonde complex increased by 8.0% in the first nine months of 2024 compared with the first nine months of 2023 primarily due to the timing of inventory sales, higher mill maintenance, underground maintenance and service costs, partially offset by weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period primarily due to higher mill maintenance, underground maintenance and service costs, partially offset by the higher volume of ore milled

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
in the current period. Production costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced and higher production costs as described above for production costs.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above regarding the increase in production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period for the same reasons outlined above for the increase in production costs per ounce.
First Nine Months of 2024 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the reasons outlined above regarding the increase in production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period primarily for the same reasons as the increase in production costs per ounce.
Canadian Malartic
	Three Months Ended		Nine Months Ended
Canadian Malartic — Operating Statistics	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Tonnes of ore milled (thousands of tonnes) (100%)	4,862	4,911	15,217	14,317
Tonnes of ore milled per day (100%)	52,848	53,380	55,536	52,443
Gold grade (g/t)	0.98	1.22	1.12	1.22
Gold production (ounces)(1)	141,392	177,243	509,169	435,683
Production costs per tonne (C$)	$36	$34	$36	$36
Minesite costs per tonne (C$)	$41	$39	$41	$39
Production costs per ounce	$912	$708	$785	$750
Total cash costs per ounce	$1,025	$805	$906	$789

Note:
(i)
Reflects Agnico Eagle’s 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% thereafter.

Gold production
Third Quarter of 2024 — At Canadian Malartic, gold production decreased by 20.2% to 141,392 ounces in the third quarter of 2024 compared with gold production of 177,243 ounces in the third quarter of 2023, due to lower grade from mining sequence combined with lower recovery and throughput.
First Nine Months of 2024 — At Canadian Malartic, gold production increased by 16.9% to 509,169 ounces in the first nine months of 2024 compared with attributable gold production of 435,683 ounces in the first nine months of 2023, due to the increase in the Company’s ownership percentage between periods from 50% to 100% as a result of the Yamana Transaction.
Production costs
Third Quarter of 2024 — Production costs at Canadian Malartic were $129.0 million in the third quarter of 2024, an increase of 2.8% compared with production costs of $125.5 million in the third quarter of 2023, primarily due to higher underground production costs with the ramp-up of operations at the Odyssey mine and the timing of inventory sales, higher royalty costs and the consumption of stockpiles, including re-handling costs, which were partially offset by a higher deferred stripping ratio, and the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period primarily due to lower volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold produced in the current period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
First Nine Months of 2024 — Production costs at Canadian Malartic were $399.9 million in the first nine months of 2024, an increase of 22.3% compared with production costs of $326.9 million in the first nine months of 2023, due to the impact of the change in ownership percentage between periods and the recognition of fair value adjustments to inventory resulting from the Yamana Transaction.
Production costs per tonne remained the same as the prior-year period despite the increase in production costs due to the higher volume or ore milled. Production costs per ounce increased when compared to the prior-year period primarily due to higher royalty costs and higher underground production costs with the ramp-up of operations at the Odyssey mine, partially offset by more ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to higher royalty costs during the quarter, and a lower volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced in the current period.
First Nine Months of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to higher royalty costs in the current period partially offset by higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period for the same reasons outlined above for the increased production costs per ounce.
Goldex
	Three Months Ended		Nine Months Ended
Goldex — Operating Statistics	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Tonnes of ore milled (thousands of tonnes)	739	756	2,264	2,215
Tonnes of ore milled per day	8,033	8,217	8,263	8,114
Gold grade (g/t)	1.51	1.69	1.59	1.72
Gold production (ounces)	30,334	35,880	98,472	107,619
Production costs per tonne (C$)	$63	$51	$60	$52
Minesite costs per tonne (C$)	$61	$52	$60	$52
Production costs per ounce	$1,130	$803	$1,021	$788
Total cash costs per ounce	$1,031	$822	$945	$802
Gold production
Commercial production was achieved at the Akasaba West project in February 2024.
Third Quarter of 2024 — Gold production at Goldex decreased by 15.5% to 30,334 ounces in the third quarter of 2024, compared with 35,880 ounces in the third quarter of 2023, primarily due to lower gold grades from increased ore sourced from Akasaba West and lower recovery.
First Nine Months of 2024 — Gold production decreased by 8.5% to 98,472 ounces in the first nine months of 2024, compared with 107,619 ounces in the first nine months of 2023 at Goldex due to lower gold grades from increased ore sourced from Akasaba West and lower recovery, partially offset by a higher volume of ore processed.
Production costs
Third Quarter of 2024 — Production costs at Goldex were $34.3 million in the third quarter of 2024, an increase of 19.0% compared with production costs of $28.8 million in the third quarter of 2023, primarily due

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
to a lower stripping ratio associated with Akasaba West, the timing of inventory sales and higher milling costs, partially offset by a build-up in stockpiles and the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to lower volume of ore milled and the same reasons described above for production costs, other than foreign exchange effects between periods and the timing of inventory sales. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs and fewer ounces of gold produced in the current period.
First Nine Months of 2024 — Production costs at Goldex were $100.5 million in the first nine months of 2024, an increase of 18.6% compared with production costs of $84.8 million in the first nine months of 2023, primarily due a lower deferred stripping ratio associated with Akasaba West and higher milling costs partially offset by a build-up in stockpiles and the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period for the same reasons described above for production costs, other than foreign exchange effects between periods, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs and fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per ounce.
First Nine Months of 2024 — Minesite costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per ounce.
Detour Lake
	Three Months Ended		Nine Months Ended
Detour Lake — Operating Statistics	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Tonnes of ore milled (thousands of tonnes)	7,082	5,630	20,376	18,827
Tonnes of ore milled per day	76,978	61,196	74,365	68,963
Gold grade (g/t)	0.85	0.93	0.84	0.88
Gold production (ounces)	173,891	152,762	492,889	483,971
Production costs per tonne (C$)	$24	$25	$25	$24
Minesite costs per tonne (C$)	$26	$25	$26	$26
Production costs per ounce	$731	$696	$770	$688
Total cash costs per ounce	$779	$755	$812	$752
Gold production
Third Quarter of 2024 — At Detour Lake, gold production increased by 13.8% to 173,891 ounces in the third quarter of 2024 compared with 152,762 ounces in the third quarter of 2023, primarily due to higher throughput from a higher mill run-time and optimized mill equipment, partially offset by lower gold grades from the mining sequence and lower recovery as a result of carbon breakage experienced during the quarter.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
First Nine Months of 2024 — Gold production at Detour Lake increased by 1.8% to 492,889 ounces in the first nine months of 2024 compared with 483,971 ounces in the first nine months of 2023, primarily due to higher throughput from a higher mill run-time and optimized mill equipment, partially offset by lower recovery and gold grades, mainly due to abnormal chipping of grinding media affecting grinding efficiency.
Production costs
Third Quarter of 2024 — Production costs at Detour Lake were $127.2 million in the third quarter of 2024, an increase of 19.5% compared with production costs of $106.4 million in the third quarter of 2023, primarily due to higher mining and milling costs as a result of higher throughput, higher royalty costs and the timing of inventory sales, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne decreased when compared to the prior-year period mainly the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs, partially offset by more ounces of gold produced in the current period.
First Nine Months of 2024 — Production costs at Detour Lake were $379.4 million in the first nine months of 2024, an increase of 13.9% compared to production costs of $333.2 million during the first nine months of 2023, primarily due to higher milling costs as a result of lower grinding media efficiency in the SAG mill and higher mining and royalty costs, partially offset by a higher stripping ratio, the build-up in stockpiles and the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for production costs partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs, partially offset by more ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2024 — Minesite costs per tonne increased when compared to the prior period due to higher mining, milling and royalty costs, partially offset by the higher volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per ounce.
First Nine Months of 2024 — Minesite costs per tonne remained the same compared to the prior year period. Total cash cost per ounce increased when compared to the prior year period due to the same reasons outlined above for the higher production costs per ounce.
Additional Information Regarding Detour Lake
At Detour lake, the Company estimates that a $130 increase or decrease in the gold price assumption would result in an approximate 30% increase or 20% decrease, respectively, in mineral reserves. Additional information regarding the Company’s other material properties is available in the AIF.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Macassa
	Three Months Ended		Nine Months Ended
Macassa — Operating Statistics	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Tonnes of ore milled (thousands of tonnes)	134	112	420	311
Tonnes of ore milled per day	1,457	1,217	1,533	1,139
Gold grade (g/t)	16.84	13.35	15.43	17.16
Gold production (ounces)	70,727	46,792	203,048	167,951
Production costs per tonne (C$)	$489	$435	$476	$488
Minesite costs per tonne (C$)	$539	$476	$502	$516
Production costs per ounce	$680	$766	$723	$669
Total cash costs per ounce	$750	$841	$763	$719
Gold production
Third Quarter of 2024 — At Macassa, gold production increased by 51.2% to 70,727 ounces in the third quarter of 2024 compared with 46,792 ounces in the third quarter of 2023, primarily due to higher gold grades from the mine sequence and higher throughput resulting from increased productivity from a larger workforce, new ventilation infrastructure, improved equipment availability and the addition of ore sourced from the Near Surface deposit.
First Nine Months of 2024 — Gold production at Macassa increased by 20.9% to 203,048 ounces in the first nine months of 2024 compared to 167,951 ounces in the first nine months of 2023, primarily due to higher throughput resulting from increased productivity from a larger workforce, new ventilation infrastructure, improved equipment availability and the addition of ore sourced from the Near Surface deposit, partially offset by lower gold grades.
Production costs
Third Quarter of 2024 — Production costs were $48.1 million in the third quarter of 2024, an increase of 34.1% compared with production costs of $35.9 million in the third quarter of 2023, primarily due to higher mining costs resulting from increased mining rate in the period when compared to the prior period, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to higher mining costs resulting from increased mining rate partially offset by the higher volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year period due to increased gold production in the current period, partially offset by higher mining costs resulting from increased mining rate.
First Nine Months of 2024 — Production costs were $146.8 million in the first nine months of 2024, an increase of 30.6% compared to production costs of $112.4 million during the first nine months of 2023, primarily due to higher mining costs as a result of increased mining rate when compared to prior period, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period, partially offset by higher mining costs. Production costs per ounce increased when compared to the prior-year period due to higher underground development and mining costs, partially offset by more ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as for the higher production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons as for the lower production costs per ounce.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
First Nine Months of 2024 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as for the lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as for the higher production costs per ounce.
Meliadine
	Three Months Ended		Nine Months Ended
Meliadine — Operating Statistics	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Tonnes of ore milled (thousands of tonnes)	533	470	1,450	1,407
Tonnes of ore milled per day	5,793	5,109	5,292	5,154
Gold grade (g/t)	6.08	6.17	6.34	6.15
Gold production (ounces)	99,838	89,707	284,238	267,856
Production costs per tonne (C$)	$192	$254	$238	$237
Minesite costs per tonne (C$)	$226	$248	$241	$249
Production costs per ounce	$752	$994	$895	$930
Total cash costs per ounce	$889	$971	$908	$975
Gold production
Third Quarter of 2024 — At Meliadine, gold production increased by 11.3% to 99,838 ounces in the third quarter of 2024 compared with 89,707 ounces in the third quarter of 2023, primarily due to higher throughput as a result of the commissioning of the Phase 2 mill expansion, partially offset by lower gold grades under the mining sequence.
First Nine Months of 2024 — Gold production increased by 6.1% to 284,238 ounces in the first nine months of 2024 compared with 267,856 ounces in the first nine months of 2023, primarily due to higher gold grades under the mining sequence and higher throughput.
Production costs
Third Quarter of 2024 — Production costs at Meliadine were $75.1 million in the third quarter of 2024, a decrease of 15.8% compared with production costs of $89.2 million in the third quarter of 2023, primarily due to the timing of inventory sales, stockpile build-up in the current period compared to consumption of stockpiles, including re-handling costs, in the prior period, and the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by higher underground services and royalty costs.
Production costs per tonne decreased when compared to the prior-year period due to a higher volume of ore milled in the current period and for the same reasons described above for production costs, other than foreign exchange effects between periods and the timing of inventory sales. Production costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for production costs and more ounces of gold produced in the current period.
First Nine Months of 2024 — Production costs at Meliadine were $254.5 million during the first nine months of 2024, an increase of 2.1% compared to production costs of $249.2 million during the first nine months of 2023, primarily due to the timing of inventory sales and higher underground services and royalty costs, partially offset by the build-up of stockpiles in the current period and the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period for the same reasons described above for production costs, other than foreign exchange effects between periods and the timing of inventory sales, partially offset by a higher volume of ore milled in the current period. Production costs per ounce decreased in the current period due to more ounces of gold being produced in the current period, partially offset by the timing of inventory sales and higher underground services and royalty costs.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2024 — Minesite costs per tonne decreased when compared to the prior-year period for the same reasons outlined above for the lower production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period for the same reasons outlined above for the production costs per ounce.
First Nine Months of 2024 — Minesite costs per tonne decreased when compared to the prior-year period primarily due to the higher volume of ore milled. Total cash costs per ounce decreased when compared to the prior-year period primarily due to the same reasons outlined above for production costs per ounce.
Meadowbank
	Three Months Ended		Nine Months Ended
Meadowbank — Operating Statistics	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Tonnes of ore milled (thousands of tonnes)	1,083	1,077	3,144	2,905
Tonnes of ore milled per day	11,772	11,707	11,474	10,641
Gold grade (g/t)	4.19	3.76	4.21	3.82
Gold production (ounces)	133,502	116,555	387,695	322,440
Production costs per tonne (C$)	$145	$167	$152	$176
Minesite costs per tonne (C$)	$153	$178	$155	$177
Production costs per ounce	$867	$1,149	$910	$1,183
Total cash costs per ounce	$910	$1,225	$923	$1,173
Gold production
Third Quarter of 2024 — At Meadowbank, gold production increased by 14.5% to 133,502 ounces in the third quarter of 2024, compared with 116,555 ounces in the third quarter of 2023, primarily due to higher gold grades as expected under the mine sequence and higher recovery and throughput.
First Nine Months of 2024 — Gold production increased by 20.2% to 387,695 ounces in the first nine months of 2024 compared with 322,440 ounces in the first nine months of 2023, primarily due to higher gold grades as expected under the mine sequence and higher throughput, as the comparative period was affected by unplanned downtime at the SAG mill and unplanned shutdowns due to caribou migration patterns.
Production costs
Third Quarter of 2024 — Production costs at Meadowbank were $115.7 million in the third quarter of 2024, a decrease of 13.6% compared with production costs of $133.9 million in the third quarter of 2023, primarily due to a build-up in stockpiles in the current period compared to consumption of stockpiles, including re-handling costs, and the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by higher royalty costs.
Production costs per tonne decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs, other than foreign exchange effects between periods. Production costs per ounce decreased when compared to the prior-year period due to more ounces of gold being produced in the current period.
First Nine Months of 2024 — Production costs at Meadowbank were $352.9 million in the first nine months of 2024, a decrease of 7.5% compared with production costs of $381.4 million in the first nine months of 2023, primarily due to a build-up in stockpiles and the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by a lower stripping ratio and higher royalty costs.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Production costs per tonne decreased when compared to the prior-year period primarily due to a higher volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year period primarily due to more ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2024 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as for the lower production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for the lower production costs per ounce.
First Nine Months of 2024 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as for the lower production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for the lower production costs per ounce.
Fosterville
	Three Months Ended		Nine Months Ended
Fosterville — Operating Statistics	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Tonnes of ore milled (thousands of tonnes)	246	144	652	468
Tonnes of ore milled per day	2,674	1,565	2,380	1,714
Gold grade (g/t)	8.61	13.22	9.28	15.48
Gold production (ounces)	65,532	59,790	188,064	228,161
Production costs per tonne (A$)	$271	$291	$267	$322
Minesite costs per tonne (A$)	$261	$304	$264	$316
Production costs per ounce	$677	$461	$611	$438
Total cash costs per ounce	$651	$495	$602	$437
Gold production
Third Quarter of 2024 — At Fosterville, gold production increased by 9.6% to 65,532 ounces in the third quarter of 2024 compared with 59,790 ounces in the third quarter of 2023, primarily due higher throughput partially offset by the lower gold grades as the ultra-high grade Swan zone is depleting in line with schedules.
First Nine Months of 2024 — Gold production at Fosterville decreased by 17.6% to 188,064 ounces in the first nine months of 2024, compared with 228,161 ounces in the first nine months of 2023, primarily due to lower grades as the ultra-high grade Swan zone is depleting in line with schedules, partially offset by the higher throughput.
Production costs
Third Quarter of 2024 — Production costs were $44.3 million in the third quarter of 2024, an increase of 61.0% compared with production costs of $27.5 million in the third quarter of 2023, primarily due to higher mining and milling costs as a result increased volume mined and milled as the Company continues to focus on productivity gains and cost control at the mine and the mill to maximize throughput and reduce unit costs as gold grades continue to decline with the depletion of the Swan zone, higher royalty costs and the timing of inventory sales, partially offset by lower mill maintenance costs.
Production costs per tonne decreased when compared to the prior-year period due to a higher volume of ore milled, partially offset by the cost increases outlined above in production costs. Production costs per ounce increased when compared to the prior-year period due to higher mining, milling and royalty costs, partially offset by higher gold production in the period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
First Nine Months of 2024 — Production costs were $114.8 million in the first nine months of 2024, an increase of 14.9% compared to production costs of $100.0 million during the first nine months of 2023, primarily due to higher mining and milling costs, as a result increased volumes as the Company continues to focus on productivity gains and cost control at the mine and the mill to maximize throughput and reduce unit costs as gold grades continue to decline with the depletion of the Swan zone, and higher royalty costs, partially offset by the weaker Australian dollar relative to the US dollar.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to fewer ounces produced in the period.
On May 29, 2023 the Victorian Environment Protection Authority lifted the prohibition notice related to excess noise levels on Fosterville that was imposed in late 2021, allowing Fosterville to resume normal activities throughout the month of June 2023.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2024 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as for the lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
First Nine Months of 2024 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons as for the lower production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Kittila
	Three Months Ended		Nine Months Ended
Kittila — Operating Statistics	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Tonnes of ore milled (thousands of tonnes)	544	527	1,550	1,440
Tonnes of ore milled per day	5,913	5,728	5,657	5,275
Gold grade (g/t)	3.94	4.20	4.10	4.45
Gold production (ounces)	56,715	59,408	166,967	173,230
Production costs per tonne (EUR)	€100	€101	€105	€100
Minesite costs per tonne (EUR)	€96	€99	€103	€100
Production costs per ounce	$1,057	$986	$1,057	$896
Total cash costs per ounce	$1,010	$930	$1,033	$875
Gold production
Third Quarter of 2024 — At Kittila, gold production decreased by 4.5% to 56,715 ounces in the third quarter of 2024, compared with 59,408 ounces in the third quarter of 2023, primarily due to lower gold grades, partially offset by higher throughput.
First Nine Months of 2024 — Gold production decreased by 3.6% to 166,967 ounces in the first nine months of 2024, compared with 173,230 ounces in the first nine months of 2023 due to lower grades and recovery, partially offset by higher throughput.
Production costs
Third Quarter of 2024 — Production costs at Kittila were $60.0 million in the third quarter of 2024, an increase of 2.4% compared with production costs of $58.6 million in the third quarter of 2023, primarily due

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
to higher underground mining, development and maintenance costs, higher royalty costs and the strengthening of the Euros relative to the US dollar between periods.
Production costs per tonne decreased when compared to the prior-year period primarily due to a higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs and fewer ounces of gold being produced in the current period.
First Nine Months of 2024 — Production costs at Kittila were $176.5 million in the first nine months of 2024, an increase of 13.7% compared with production costs of $155.2 million in the first nine months of 2023, primarily due to the consumption of stockpiles, including re-handling costs, timing of inventory sales, higher underground mining and maintenance costs, higher royalty costs and the strengthening of the Euros relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for production costs, except for the strengthening of the Euros relative to the US dollar between periods, partially offset by a higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs and fewer ounces of gold being produced in the current period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2024 — Minesite costs per tonne decreased when compared to the prior-year period mainly due to the higher volume of ore milled in the current period. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce.
First Nine Months of 2024 — Minesite costs per tonne increased when compared to the prior year period primarily due to the same reasons outlined above for production costs per tonne. Total cash costs per ounce increased when compared to the prior year period due to the same reasons as the higher production costs per ounce.
Pinos Altos
	Three Months Ended		Nine Months Ended
Pinos Altos — Operating Statistics	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Tonnes of ore milled (thousands of tonnes)	446	450	1,326	1,215
Tonnes of ore milled per day	4,848	4,891	4,839	4,451
Gold grade (g/t)	1.58	1.84	1.72	1.92
Gold production (ounces)	21,371	25,386	69,850	71,679
Production costs per tonne	$104	$89	$93	$89
Minesite costs per tonne	$96	$85	$94	$88
Production costs per ounce	$2,174	$1,581	$1,761	$1,504
Total cash costs per ounce	$1,531	$1,310	$1,426	$1,236
Gold production
Third Quarter of 2024 — At Pinos Altos, gold production decreased by 15.8% to 21,371 ounces in the third quarter of 2024, compared with 25,386 ounces in the third quarter of 2023, primarily due to lower gold grades expected under the mining sequence and lower recovery.
First Nine Months of 2024 — Gold production decreased by 2.6% to 69,850 ounces in the first nine months of 2024, compared with 71,679 ounces in the first nine months of 2023 at Pinos Altos, primarily due to lower gold grades expected under the mining sequence, partially offset by the higher volume of ore milled.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Production costs
Third Quarter of 2024 — Production costs at Pinos Altos were $46.5 million in the third quarter of 2024, an increase of 15.7% compared with production costs of $40.1 million in the third quarter of 2023, primarily due to the timing of inventory sales and higher underground development and maintenance costs, partially offset by the weakening of the Mexican peso relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period primarily due to the timing of inventory sales and higher underground development and maintenance costs. Production costs per ounce increased when compared to the prior-year period for the same reasons outlined above for production costs and fewer ounces of gold produced in the current period.
First Nine Months of 2024 — Production costs at Pinos Altos were $123.0 million in the first nine months of 2024, an increase of 14.1% compared with production costs of $107.8 million in the first nine months of 2023, primarily due to higher underground development and services costs, higher milling costs and a lower deferred stripping ratio, partially offset by lower geology costs.
Production costs per tonne increased when compared to the prior-year period primarily due to the same reasons outlined above for the higher production costs , partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs and fewer ounces of gold produced in the period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne, except for the timing of inventory sales. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce.
First Nine Months of 2024 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce.
La India
	Three Months Ended		Nine Months Ended
La India — Operating Statistics	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Tonnes of ore milled (thousands of tonnes)	—	970	—	2,510
Tonnes of ore milled per day	—	10,543	—	9,194
Gold grade (g/t)	—	1.10	—	0.86
Gold production (ounces)	4,529	22,269	21,190	56,423
Production costs per tonne	—	$29	—	$29
Minesite costs per tonne	—	$27	—	$29
Production costs per ounce	$2,300	$1,271	$1,861	$1,277
Total cash costs per ounce	$2,872	$1,156	$1,963	$1,272
Gold production
Third Quarter of 2024 — At La India, gold production decreased by 79.7% to 4,529 ounces in the third quarter of 2024, compared with 22,269 ounces in the third quarter of 2023, due to cessation of mining operations in the fourth quarter of 2023. Gold production in the third quarter of 2024 resulted only from residual leaching.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
First Nine Months of 2024 — Gold production decreased by 62.4% to 21,190 ounces in the first nine months of 2024, compared with 56,423 ounces in the first nine months of 2023 for the same reasons outlined above for the third quarter of 2024.
Production costs
Third Quarter of 2024 — Production costs at La India were $10.4 million in the third quarter of 2024, a decrease of 63.2% compared with production costs of $28.3 million in the third quarter of 2023, driven primarily by the cessation of mining activities.
Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above primarily due to fewer ounces of gold produced in the period.
First Nine Months of 2024 — Production costs at La India were $39.4 million in the first nine months of 2024, a decrease of 45.3% compared with production costs of $72.1 million in the first nine months of 2023, driven primarily by the cessation of mining activities.
Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above primarily due to fewer ounces of gold produced in the period.
Minesite cost per tonne and total cash costs per ounce
Third Quarter of 2024 — Total cash costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced in the period.
First Nine Months of 2024 — Total cash costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced in the period.
Balance Sheet Review
(thousands of United States dollars)	As at September 30, 2024	As at December 31, 2023
Current assets	$2,907,703	$2,191,152
Non-current assets	26,908,786	26,493,797
Total assets	$29,816,489	$28,684,949
Current liabilities	$1,663,797	$1,048,026
Non-current liabilities	7,647,721	8,214,008
Total liabilities	$9,311,518	$9,262,034
Total assets of $29.8 billion as at September 30, 2024, increased by $1.2 billion, compared with total assets of $28.7 billion as at December 31, 2023. The Company’s total assets are primarily comprised of non-current assets such as property, plant and mine development and goodwill. The increase in total assets is primarily due to an increase in cash and cash equivalents, investments, property plant and mine development and inventories.
Total liabilities of $9.3 billion at September 30, 2024, were consistent with total liabilities at December 31, 2023. The Company’s total liabilities are primarily comprised of non-current liabilities such as deferred income and mining tax liabilities, long-term debt and reclamation provisions.
While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including where used for capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. During the first nine months of 2024, the Company put in place currency hedge positions to support its key input costs used in budgeting and mine planning assumptions. As at September 30, 2024, the Company had outstanding currency derivative contracts related to $2,835.8 million of 2024, 2025 and 2026 expenditures (December 31,

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
2023 — $3,324.7 million) and diesel fuel derivative contracts related to 28.0 million gallons of heating oil (December 31, 2023 — 15.0 million).
Liquidity and Capital Resources
As at September 30, 2024, the Company’s cash and cash equivalents totaled $977.2 million compared with $338.6 million as at December 31, 2023. The Company’s policy is to invest excess cash in what the Company believes to be highly liquid investments of high credit quality to reduce risks associated with these investments. Investments with remaining maturities of less than three months at the time of purchase are classified as cash equivalents. The Company’s decisions regarding the length of maturities it holds are based on cash flow requirements, rates of return and various other factors.
Working capital (current assets less current liabilities) increased to $1,243.9 million as at September 30, 2024, compared with $1,143.1 million as at December 31, 2023, primarily due to a $638.6 million increase in cash and cash equivalents and a $114.1 million increase in inventories. This was partially offset by an increase of $315.0 million in the current portion of long-term debt, a $139.5 million increase in current income tax payable and a $131.7 million increase in accounts payable and accrued liabilities.
Subject to various risks and uncertainties, including those set in this MD&A, the Annual MD&A and in the Company’s AIF, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditure and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See “Risk Profile” in this MD&A for further details.
Operating Activities
Cash provided by operating activities increased to $1,084.5 million in the third quarter of 2024 compared with $502.1 million in the third quarter of 2023 primarily due to higher gold sales volume from the Detour and Macassa mines, 29.3% higher realized gold price and favourable working capital movements between periods.
Cash provided by operating activities increased to $2,829.0 million in the first nine months of 2024 compared with $1,873.7 million in the first nine months of 2023 primarily due to higher gold sales volume from Canadian Malartic following the Yamana Transaction, 18.8% higher realized gold prices and favourable working capital movements between periods.
Investing Activities
Cash used in investing activities in the third quarter of 2024 of $537.9 million increased compared to $435.7 million of cash used in the third quarter of 2023, primarily due to higher purchases of equity securities and higher capital expenditures between periods.
In the third quarter of 2024, the Company purchased $73.3 million in equity securities and other investments compared with $8.0 million in the third quarter of 2023. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Cash used in investing activities in the first nine months of 2024 of $1,375.6 million decreased compared to $2,284.6 million of cash used in investing activities in the first nine months of 2023, primarily due to $1,000.6 million in net non-recurring cash consideration paid in connection with the Yamana Transaction in the comparative period, partially offset by greater purchases of equity securities in the current period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
In the first nine months of 2024, the Company purchased $114.6 million in equity securities and other investments compared with $52.1 million in the first nine months of 2023. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Financing Activities
Cash used in financing activities increased to $493.5 million in the third quarter of 2024, compared with $144.2 million cash used in financing activities in the third quarter of 2023 primarily due to $275.0 million in repayments on the Term Loan facility and a $100.0 million repayment of senior notes in the current period.
The Company issued common shares for net proceeds of $100.3 million in the third quarter of 2024, compared with $8.6 million in the third quarter of 2023, attributable to issuances under the employee stock option plan exercises, the incentive share purchase plan and the dividend reinvestment plan.
On May 1, 2024, the Company received approval from the Toronto Stock Exchange (“TSX”), to renew its normal course issuer bid (the “NCIB”) pursuant to which the Company may purchase up to $500.0 million of its common shares subject to a maximum of 5% of its issued and outstanding common shares. Under the NCIB, the Company may purchase such common shares on the open market, at its discretion, during the period commencing May 4, 2024 and ending on May 3, 2025. Purchases under the NCIB will be made through the facilities of the TSX, the New York Stock Exchange or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.
During the third quarter of 2024, the Company repurchased 362,343 common shares for $30.0 million at an average price of $82.86 under the NCIB. In the third quarter of 2023, the Company did not repurchase any shares under the NCIB.
Cash used in financing activities was $813.8 million in the first nine months of 2024, compared with $109.8 million cash provided by financing activities in the first nine months of 2023, primarily due to $599.0 million in net proceeds received from the Term Loan Facility in the comparative period and $275.0 million in repayments of the Term Loan Facility in the current period.
The Company issued common shares for net proceeds of $206.8 million in the first nine months of 2024, compared with $45.5 million in the first nine months of 2023, attributable to issuances under the employee stock option plan exercises, the incentive share purchase plan and the dividend reinvestment plan.
During the first nine months of 2024, the Company repurchased 1,500,386 common shares for $99.9 million at an average price of $66.58 under the NCIB. During the first nine months of 2023, the Company repurchased 100,000 common shares for $4.8 million at an average price of $47.74 under the NCIB.
On July 31, 2024, Agnico Eagle declared a quarterly cash dividend of $0.40 per common share paid on September 16, 2024 to holders of record of the common shares of the Company as of August 30, 2024. Agnico Eagle has declared a cash dividend every year since 1983. In the third quarter of 2024, the Company paid dividends of $176.3 million compared to $161.3 million paid in the third quarter of 2023. In the first nine months of 2024, the Company paid dividends of $497.8 million compared to $482.7 million paid in the first nine months of 2023. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.
On February 12, 2024, the Company replaced its $1.2 billion unsecured revolving credit facility with the $2.0 billion New Credit Facility, which also has an uncommitted accordion feature of $1.0 billion. The New Credit Facility is available in US dollars through SOFR and base rate advances, or in Canadian dollars through CORRA and prime rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00%. The New Credit Facility also provides for the issuance of letters of credit, priced at the applicable rate

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
plus a margin that varies from 0.60% to 2.00%. The lenders under the New Credit Facility are each paid a standby fee at a rate that ranges from 0.09% to 0.25% of the undrawn portion of the New Credit Facility. In each case, the applicable margin or standby fees vary depending on the Company’s credit rating. The Company’s subsidiaries are not required to guarantee the payment and performance of its obligations under the New Credit Facility, however the Company must provide guarantees from certain of its subsidiaries if any existing indebtedness of the Company benefits from guarantees and the Company no longer maintains an investment grade credit rating or if the Company incurs new indebtedness for borrowed money and provides guarantees of such new indebtedness from any of its subsidiaries. The Credit Facility contains customary covenants limiting certain actions of the Company and its material subsidiaries, and customary events of default for a borrower with the Company’s credit profile. The Company is also required to maintain a total net debt to capitalization ratio below a specified maximum value.
In the first nine months of 2024, the Company drew down and repaid $600.0 million on its Credit Facility. In the first nine months of 2023, the Company drew down $1.1 billion on its Old Credit Facility, which was used to finance the cash consideration portion of the Yamana Transaction and repaid $1.0 billion of the amount drawn. The repayment was partially funded by a $600.0 million drawdown on the Company’s Term Loan facility. As at September 30, 2024, the Company’s outstanding balance under the New Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit at that date, which were $25.0 million as at September 30, 2024, resulting in $1,975.0 million available for future drawdown.
The Company has five uncommitted letter of credit facilities with certain Canadian financial institutions (the “LC Facilities”). At September 30, 2024, amounts available under these letter of credit facilities are as follows; C$400.0 million, C$320.0 million, C$200.0 million, C$200.0 million and $75.0 million. As at September 30, 2024, the aggregate undrawn face amount of letters of credit under the LC Facilities was $675.3 million. Additionally, the Company has a standby letter of guarantee facility (the “Guarantee Facility”) with a Canadian financial institution providing for a $25.0 million uncommitted letter of guarantee facility. The aggregate undrawn face amount of guarantees under the guarantee facility at September 30, 2024 was $12.5 million.
As at September 30, 2024, the Company has indemnity agreements with three companies for the issuance of surety bonds of which $344.1 million of such surety bonds have been issued under these agreements.
The Company was in compliance with all covenants contained in the New Credit Facility, Term Loan Facility, the LC Facilities, the Guarantee Facility, and the $1,150.0 million of its guaranteed senior unsecured notes as at September 30, 2024.
Risk Profile
The Company is subject to significant risks, including fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle’s cost and availability of financing and overall liquidity. The volatility in gold prices directly affects Agnico Eagle’s revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. For a more comprehensive discussion of these and other risks, see “Risk Factors” in the AIF filed on the CSA’s SEDAR website and with the SEC as part of the Form 40-F.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There have been no significant changes in our internal controls during the three and nine months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Non-GAAP Financial Performance Measures
This MD&A presents certain financial performance measures, including adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow, free cash flow before changes in working capital, total cash costs per ounce (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce (on both a by-product and co-product basis), operating margin, sustaining capital expenditures and development capital expenditures, that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.
Adjusted Net Income and Adjusted Net Income Per Share
Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, impairment loss charges and reversals, retroactive payments and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
The following table sets out the calculation of adjusted net income and adjusted net income per share for the three and nine months ended September 30, 2024 and September 30, 2023.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2024	2023	2024	2023
		Restated(i)		Restated(i)
Net income for the period — basic	$567,118	$174,803	$1,386,326	$2,315,364
Dilutive impact of cash settling Long Term Incentive Plan	—	(1,915)	—	(4,831)
Net income for the period — diluted	$567,118	$172,888	$1,386,326	$2,310,533
Foreign currency translation loss (gain)	3,436	(6,492)	(748)	(2,258)
Realized and unrealized (gain) loss on derivative financial instruments	(17,153)	34,010	48,390	1,038
Transaction costs related to acquisitions	—	4,591	—	21,503
Revaluation gain on Yamana Transaction	—	—	—	(1,543,414)
Environmental remediation	6,294	1,890	11,201	(87)
Net loss on disposal of property, plant and equipment	5,420	5,491	25,786	9,092
Purchase price allocation to inventory	—	3,656	—	26,477
Other(ii)	—	3,262	13,215	3,262
Income and mining taxes adjustments(iii)	7,462	(5,070)	1,146	(24,293)
Adjusted net income for the period — basic	$572,577	$216,141	$1,485,316	$806,684
Adjusted net income for the period — diluted	$572,577	$214,226	$1,485,316	$801,853
Net income per share — basic	$1.13	$0.35	$2.78	$4.76
Net income per share — diluted	$1.13	$0.35	$2.77	$4.74
Adjusted net income per share — basic	$1.14	$0.44	$2.97	$1.66
Adjusted net income per share — diluted	$1.14	$0.43	$2.97	$1.65

Notes:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction. For more information please see Note 5 in the Company’s condensed interim consolidated financial statements.

(ii)
Other adjustments relate to retroactive payments that management considers not reflective of the Company’s underlying performance in the current period.

(iii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and Adjusted EBITDA
EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the condensed interim consolidated statements of income.
Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, impairment loss charges and reversals and retroactive payments.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
about the Company’s continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS.
The following table sets out the calculation of EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2024 and September 30, 2023.
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2024	2023	2024	2023
		Restated(i)		Restated(i)
Net income for the period	$567,118	$174,803	$1,386,326	$2,315,364
Finance costs	28,527	35,704	99,265	94,989
Amortization of property, plant and mine development	390,245	421,091	1,125,859	1,111,364
Income and mining tax expense	272,672	90,412	652,718	356,638
EBITDA	1,258,562	722,010	3,264,168	3,878,355
Foreign currency translation loss (gain)	3,436	(6,492)	(748)	(2,258)
Realized and unrealized (gain) loss on derivative financial instruments	(17,153)	34,010	48,390	1,038
Transaction costs related to acquisitions	—	4,591	—	21,503
Revaluation gain on Yamana Transaction	—	—	—	(1,543,414)
Environmental remediation	6,294	1,890	11,201	(87)
Net loss on disposal of property. plant and equipment	5,420	5,491	25,786	9,092
Purchase price allocation to inventory	—	3,656	—	26,477
Other(ii)	—	3,262	13,215	3,262
Adjusted EBITDA	$1,256,559	$768,418	$3,362,012	$2,393,968

Notes:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction. For more information please see Note 5 in the Company’s condensed interim consolidated financial statements.

(ii)
Other adjustments relate to retroactive payments that management considers not reflective of the Company’s underlying performance in the current period.

Free Cash Flow and Free Cash Flow before Changes in Non-Cash Components of Working Capital
Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the condensed interim consolidated statements of cash flows.
Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets, accounts payable and accrued liabilities and interest payable.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company’s ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company’s financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Management uses these measures in conjunction with other data prepared in accordance with IFRS to, and believes it is useful to investors so they can, understand and monitor the cash generating ability of the Company.
The following table sets out the calculation of free cash flow and free cash flow before changes in non-cash components of working capital for the three and nine months ended September 30, 2024 and September 30, 2023.
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2024	2023	2024	2023
		Restated(i)		Restated(i)
Cash provided by operating activities	$1,084,532	$502,088	$2,829,043	$1,873,701
Additions to property, plant and mine development	(464,101)	(419,832)	(1,255,786)	(1,228,387)
Free cash flow	620,431	82,256	1,573,257	645,314
Changes in income taxes	(95,930)	7,425	(142,732)	(81,980)
Changes in inventory	156,871	118,251	165,727	144,998
Changes in other current assets	(41,263)	3,527	16,237	86,947
Changes in accounts payable and accrued liabilities	(80,704)	49,432	(74,622)	(51,427)
Changes in interest payable	3,964	(12,067)	(2,867)	(1,760)
Free cash flow before changes in non-cash components of working capital	$563,369	$248,824	$1,535,000	$742,092

Note:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the Yamana Transaction. For more information please see Note 5 in the Company’s condensed interim consolidated financial statements.

Total Cash Costs per Ounce and Minesite Costs per Tonne
Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). Total cash costs per ounce on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19 and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of certain portions of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake , a 1.5% in-kind royalty paid in respect of Macassa, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Given the nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measures to reflect the cash generating capabilities of the Company’s operations, the calculations of total cash costs per ounce for Canadian Malartic has been adjusted for this purchase price allocation in the comparative period data. Investors should note that total cash costs per ounce are not reflective of all cash expenditures, as they do not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as the total cash costs per ounce on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Total cash costs per ounce is intended to provide investors information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to, and believes they are useful to investors so investors can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.
Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.
In this MD&A, unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) the majority of the Company’s revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis.
Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for inventory production costs, operational care and maintenance costs due to COVID-19 and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS.
The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Total Production Costs by Mine
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2024	2023	2024	2023
LaRonde mine	$74,244	$66,477	$193,482	$170,153
LaRonde Zone 5 mine	18,916	18,715	58,059	62,702
LaRonde complex	93,160	85,192	251,541	232,855
Canadian Malartic(i)	128,984	125,455	399,893	326,936
Goldex	34,265	28,805	100,531	84,800
Meliadine	75,099	89,210	254,463	249,221
Meadowbank	115,705	133,919	352,881	381,411
Kittila	59,968	58,569	176,535	155,200
Detour Lake	127,159	106,396	379,366	333,214
Macassa	48,086	35,864	146,763	112,368
Fosterville	44,346	27,539	114,824	99,969
Pinos Altos	46,464	40,147	122,980	107,778
La India	10,417	28,315	39,445	72,056
Production costs per the condensed interim consolidated statements of income	$783,653	$759,411	$2,339,222	$2,155,808
Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine
(thousands of United States dollars, except as noted)
LaRonde mine (per ounce)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Gold production (ounces)	47,313		49,303		161,388		167,471
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$74,244	$1,569	$66,477	$1,348	$193,482	$1,199	$170,153	$1,016
Inventory adjustments(ii)	(14,425)	(305)	(16,200)	(328)	(12,892)	(80)	(2,666)	(16)
Realized gains and losses on hedges of production costs	246	5	317	6	616	4	2,165	13
Other adjustments(v)	1,015	22	4,178	85	9,235	57	14,081	84
Total cash costs (co-product basis)	$61,080	$1,291	$54,772	$1,111	$190,441	$1,180	$183,733	$1,097
By-product metal revenues	(10,097)	(213)	(11,627)	(236)	(39,703)	(246)	(41,316)	(247)
Total cash costs (by-product basis)	$50,983	$1,078	$43,145	$875	$150,738	$934	$142,417	$850
LaRonde mine (per tonne)	Three Months Ended September 30, 2024				Three Months Ended September 30, 2023				Nine Months Ended September 30, 2024				Nine Months Ended September 30, 2023
Tonnes of ore milled (thousands of tonnes)	355				365				1,149				1,101
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$74,244		$209		$66,477		$182		$193,482		$168		$170,153		$155
Production costs (C$)	C$	101,221	C$	285	C$	89,228	C$	244	C$	262,638	C$	229	C$	228,662	C$	208
Inventory adjustments (C$)(iii)		(18,800)		(53)		(19,881)		(54)		(16,069)		(14)		(1,455)		(1)
Other adjustments (C$)(v)		(4,419)		(12)		(2,752)		(8)		(8,019)		(7)		(9,195)		(9)
Minesite costs (C$)	C$	78,002	C$	220	C$	66,595	C$	182	C$	238,550	C$	208	C$	218,012	C$	198

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
LaRonde Zone 5 mine (per ounce)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Gold production (ounces)	18,292		15,193		54,915		53,412
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$18,916	$1,034	$18,715	$1,232	$58,059	$1,057	$62,702	$1,174
Inventory adjustments(ii)	3,752	205	134	9	3,820	70	(127)	(2)
Realized gains and losses on hedges of production costs	86	5	106	7	215	4	722	13
Other adjustments(v)	1,030	56	753	49	2,396	43	1,864	35
Total cash costs (co-product basis)	$23,784	$1,300	$19,708	$1,297	$64,490	$1,174	$65,161	$1,220
By-product metal revenues	(274)	(15)	(152)	(10)	(772)	(14)	(698)	(13)
Total cash costs (by-product basis)	$23,510	$1,285	$19,556	$1,287	$63,718	$1,160	$64,463	$1,207
LaRonde Zone 5 mine (per tonne)	Three Months Ended September 30, 2024				Three Months Ended September 30, 2023				Nine Months Ended September 30, 2024				Nine Months Ended September 30, 2023
Tonnes of ore milled (thousands of tonnes)	332				262				898				894
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$18,916		$57		$18,715		$71		$58,059		$65		$62,702		$70
Production costs (C$)	C$	25,740	C$	78	C$	25,082	C$	96	C$	78,984	C$	88	C$	84,347	C$	94
Inventory adjustments (C$)(iii)		5,072		15		234		—		5,192		6		(175)		—
Minesite costs (C$)	C$	30,812	C$	93	C$	25,316	C$	96	C$	84,176	C$	94	C$	84,172	C$	94
LaRonde complex (per ounce)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Gold production (ounces)	65,605		64,496		216,303		220,883
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$93,160	$1,420	$85,192	$1,321	$251,541	$1,163	$232,855	$1,054
Inventory adjustments(ii)	(10,673)	(162)	(16,066)	(249)	(9,072)	(42)	(2,793)	(13)
Realized gains and losses on hedges of production costs	332	5	423	7	831	4	2,887	13
Other adjustments(v)	2,045	31	4,931	76	11,631	54	15,945	73
Total cash costs (co-product basis)	$84,864	$1,294	$74,480	$1,155	$254,931	$1,179	$248,894	$1,127
By-product metal revenues	(10,371)	(159)	(11,779)	(183)	(40,475)	(188)	(42,014)	(190)
Total cash costs (by-product basis)	$74,493	$1,135	$62,701	$972	$214,456	$991	$206,880	$937
LaRonde complex (per tonne)	Three Months Ended September 30, 2024				Three Months Ended September 30, 2023				Nine Months Ended September 30, 2024				Nine Months Ended September 30, 2023
Tonnes of ore milled (thousands of tonnes)	687				627				2,047				1,995
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$93,160		$136		$85,192		$136		$251,541		$123		$232,855		$117
Production costs (C$)	C$	126,961	C$	185	C$	114,310	C$	182	C$	341,622	C$	167	C$	313,009	C$	157
Inventory adjustments (C$)(iii)		(13,728)		(20)		(19,647)		(31)		(10,877)		(5)		(1,630)		(1)
Other adjustments (C$)(v)		(4,419)		(7)		(2,752)		(4)		(8,019)		(4)		(9,195)		(5)
Minesite costs (C$)	C$	108,814	C$	158	C$	91,911	C$	147	C$	322,726	C$	158	C$	302,184	C$	151

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Canadian Malartic (per ounce)(i)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Gold production (ounces)	141,392		177,243		509,169		435,683
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$128,984	$912	$125,455	$708	$399,893	$785	$326,936	$750
Inventory adjustments(ii)	(2,590)	(18)	6,994	39	7,076	14	7,532	17
Realized gains and losses on hedges of production costs	997	7	—	—	2,037	4	—	—
Purchase price allocation to inventory(iv)	—	—	(3,626)	(20)	—	—	(26,447)	(61)
In-kind royalties and other adjustments(v)	19,269	136	15,414	87	58,292	115	40,631	94
Total cash costs (co-product basis)	$146,660	$1,037	$144,237	$814	$467,298	$918	$348,652	$800
By-product metal revenues	(1,777)	(12)	(1,551)	(9)	(5,945)	(12)	(4,758)	(11)
Total cash costs (by-product basis)	$144,883	$1,025	$142,686	$805	$461,353	$906	$343,894	$789
Canadian Malartic (per tonne)(i)	Three Months Ended September 30, 2024				Three Months Ended September 30, 2023				Nine Months Ended September 30, 2024				Nine Months Ended September 30, 2023
Tonnes of ore milled (thousands of tonnes)	4,862				4,911				15,217				12,055
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$128,984		$27		$125,455		$26		$399,893		$26		$326,936		$27
Production costs (C$)	C$	175,462	C$	36	C$	168,339	C$	34	C$	543,010	C$	36	C$	440,001	C$	36
Inventory adjustments (C$)(iii)		(3,655)		(1)		9,569		2		9,830		—		10,820		1
Purchase price allocation to inventory (C$)(iv)		—		—		(3,904)		(1)		—		—		(34,555)		(3)
In-kind royalties and other adjustments (C$)(v)		25,677		6		20,081		4		78,244		5		53,505		5
Minesite costs (C$)	C$	197,484	C$	41	C$	194,085	C$	39	C$	631,084	C$	41	C$	469,771	C$	39
Goldex (per ounce)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Gold production (ounces)	30,334		35,880		98,472		107,619
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$34,265	$1,130	$28,805	$803	$100,531	$1,021	$84,800	$788
Inventory adjustments(ii)	(1,161)	(39)	439	12	(482)	(5)	(16)	—
Realized gains and losses on hedges of production costs	148	5	207	6	369	4	1,419	13
Other adjustments(v)	762	25	47	1	1,959	20	149	1
Total cash costs (co-product basis)	$34,014	$1,121	$29,498	$822	$102,377	$1,040	$86,352	$802
By-product metal revenues	(2,743)	(90)	(13)	—	(9,359)	(95)	(38)	—
Total cash costs (by-product basis)	$31,271	$1,031	$29,485	$822	$93,018	$945	$86,314	$802

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Goldex (per tonne)	Three Months Ended September 30, 2024				Three Months Ended September 30, 2023				Nine Months Ended September 30, 2024				Nine Months Ended September 30, 2023
Tonnes of ore milled (thousands of tonnes)	739				756				2,264				2,215
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$34,265		$46		$28,805		$38		$100,531		$44		$84,800		$38
Production costs (C$)	C$	46,696	C$	63	C$	38,656	C$	51	C$	136,615	C$	60	C$	114,142	C$	52
Inventory adjustments (C$)(iii)		(1,619)		(2)		625		1		(580)		—		(35)		—
Minesite costs (C$)	C$	45,077	C$	61	C$	39,281	C$	52	C$	136,035	C$	60	C$	114,107	C$	52
Meliadine (per ounce)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Gold production (ounces)	99,838		89,707		284,238		267,856
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$75,099	$752	$89,210	$994	$254,463	$895	$249,221	$930
Inventory adjustments(ii)	13,212	132	(2,334)	(26)	2,457	9	12,518	47
Realized gains and losses on hedges of production costs	505	5	299	3	1,612	6	(64)	—
Other adjustments(v)	65	1	59	1	100	—	46	—
Total cash costs (co-product basis)	$88,881	$890	$87,234	$972	$258,632	$910	$261,721	$977
By-product metal revenues	(135)	(1)	(138)	(1)	(650)	(2)	(477)	(2)
Total cash costs (by-product basis)	$88,746	$889	$87,096	$971	$257,982	$908	$261,244	$975
Meliadine (per tonne)	Three Months Ended September 30, 2024				Three Months Ended September 30, 2023				Nine Months Ended September 30, 2024				Nine Months Ended September 30, 2023
Tonnes of ore milled (thousands of tonnes)	533				470				1,450				1,407
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$75,099		$141		$89,210		$190		$254,463		$176		$249,221		$177
Production costs (C$)	C$	102,391	C$	192	C$	119,181	C$	254	C$	345,186	C$	238	C$	333,896	C$	237
Inventory adjustments (C$)(iii)		17,937		34		(2,555)		(6)		3,724		3		17,051		12
Minesite costs (C$)	C$	120,328	C$	226	C$	116,626	C$	248	C$	348,910	C$	241	C$	350,947	C$	249
Meadowbank (per ounce)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Gold production (ounces)	133,502		116,555		387,695		322,440
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$115,705	$867	$133,919	$1,149	$352,881	$910	$381,411	$1,183
Inventory adjustments(ii)	6,117	46	9,165	78	5,412	14	2,463	8
Realized gains and losses on hedges of production costs	681	5	115	1	2,502	6	(3,502)	(11)
Other adjustments(v)	(1)	—	101	1	(46)	—	50	—
Total cash costs (co-product basis)	$122,502	$918	$143,300	$1,229	$360,749	$930	$380,422	$1,180
By-product metal revenues	(978)	(8)	(573)	(4)	(2,952)	(7)	(2,121)	(7)
Total cash costs (by-product basis)	$121,524	$910	$142,727	$1,225	$357,797	$923	$378,301	$1,173

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Meadowbank (per tonne)	Three Months Ended September 30, 2024				Three Months Ended September 30, 2023				Nine Months Ended September 30, 2024				Nine Months Ended September 30, 2023
Tonnes of ore milled (thousands of tonnes)	1,083				1,077				3,144				2,905
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$115,705		$107		$133,919		$124		$352,881		$112		$381,411		$131
Production costs (C$)	C$	157,247	C$	145	C$	179,597	C$	167	C$	478,366	C$	152	C$	509,982	C$	176
Inventory adjustments (C$)(iii)		8,236		8		12,457		11		7,470		3		3,599		1
Minesite costs (C$)	C$	165,483	C$	153	C$	192,054	C$	178	C$	485,836	C$	155	C$	513,581	C$	177
Kittila (per ounce)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Gold production (ounces)	56,715		59,408		166,967		173,230
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$59,968	$1,057	$58,569	$986	$176,535	$1,057	$155,200	$896
Inventory adjustments(ii)	(2,410)	(42)	(2,439)	(41)	(3,554)	(21)	305	2
Realized gains and losses on hedges of production costs	(157)	(3)	(788)	(13)	(138)	(1)	(2,346)	(14)
Other adjustments(v)	(41)	(1)	(20)	(1)	(161)	(1)	(1,293)	(7)
Total cash costs (co-product basis)	$57,360	$1,011	$55,322	$931	$172,682	$1,034	$151,866	$877
By-product metal revenues	(102)	(1)	(51)	(1)	(289)	(1)	(213)	(2)
Total cash costs (by-product basis)	$57,258	$1,010	$55,271	$930	$172,393	$1,033	$151,653	$875
Kittila (per tonne)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Tonnes of ore milled (thousands of tonnes)	544		527		1,550		1,440
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$59,968	$110	$58,569	$111	$176,535	$114	$155,200	$108
Production costs (€)	€54,519	€100	€53,071	€101	€162,375	€105	€144,073	€100
Inventory adjustments (€)(iii)	(2,469)	(4)	(960)	(2)	(3,354)	(2)	(128)	—
Minesite costs (€)	€52,050	€96	€52,111	€99	€159,021	€103	€143,945	€100
Detour Lake (per ounce)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Gold production (ounces)	173,891		152,762		492,889		483,971
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$127,159	$731	$106,396	$696	$379,366	$770	$333,214	$688
Inventory adjustments(ii)	(2,726)	(16)	3,705	24	(7,295)	(15)	3,537	7
Realized gains and losses on hedges of production costs	1,247	7	(1,530)	(10)	2,394	5	4,565	10
In-kind royalties and other adjustments(v)	10,726	62	7,063	47	27,593	56	24,048	50
Total cash costs (co-product basis)	$136,406	$784	$115,634	$757	$402,058	$816	$365,364	$755
By-product metal revenues	(757)	(5)	(288)	(2)	(2,003)	(4)	(1,475)	(3)
Total cash costs (by-product basis)	$135,649	$779	$115,346	$755	$400,055	$812	$363,889	$752

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Detour Lake (per tonne)	Three Months Ended September 30, 2024				Three Months Ended September 30, 2023				Nine Months Ended September 30, 2024				Nine Months Ended September 30, 2023
Tonnes of ore milled (thousands of tonnes)	7,082				5,630				20,376				18,827
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$127,159		$18		$106,396		$19		$379,366		$19		$333,214		$18
Production costs (C$)	C$	172,973	C$	24	C$	142,461	C$	25	C$	515,371	C$	25	C$	448,014	C$	24
Inventory adjustments (C$)(iii)		(3,935)		—		(8,125)		(1)		(9,622)		—		4,747		—
In-kind royalties and other adjustments (C$)(v)		11,914		2		8,339		1		30,538		1		28,485		2
Minesite costs (C$)	C$	180,952	C$	26	C$	142,675	C$	25	C$	536,287	C$	26	C$	481,246	C$	26
Macassa (per ounce)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Gold production (ounces)	70,727		46,792		203,048		167,951
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$48,086	$680	$35,864	$766	$146,763	$723	$112,368	$669
Inventory adjustments(ii)	2,568	36	1,870	40	1,038	5	397	2
Realized gains and losses on hedges of production costs	304	4	334	7	759	4	2,283	14
In-kind royalties and other adjustments(v)	2,563	37	1,376	30	7,076	34	6,133	37
Total cash costs (co-product basis)	$53,521	$757	$39,444	$843	$155,636	$766	$121,181	$722
By-product metal revenues	(442)	(7)	(107)	(2)	(662)	(3)	(483)	(3)
Total cash costs (by-product basis)	$53,079	$750	$39,337	$841	$154,974	$763	$120,698	$719
Macassa (per tonne)	Three Months Ended September 30, 2024				Three Months Ended September 30, 2023				Nine Months Ended September 30, 2024				Nine Months Ended September 30, 2023
Tonnes of ore milled (thousands of tonnes)	134				112				420				311
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$48,086		$359		$35,864		$320		$146,763		$349		$112,368		$361
Production costs (C$)	C$	65,489	C$	489	C$	48,508	C$	435	C$	199,917	C$	476	C$	151,744	C$	488
Inventory adjustments (C$)(iii)		3,408		25		2,834		25		1,468		4		758		2
In-kind royalties and other adjustments (C$)(v)		3,348		25		1,754		16		9,301		22		8,045		26
Minesite costs (C$)	C$	72,245	C$	539	C$	53,096	C$	476	C$	210,686	C$	502	C$	160,547	C$	516

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Fosterville (per ounce)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Gold production (ounces)	65,532		59,790		188,064		228,161
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$44,346	$677	$27,539	$461	$114,824	$611	$99,969	$438
Inventory adjustments(ii)	(1,523)	(23)	1,093	18	(1,277)	(7)	(1,792)	(8)
Realized gains and losses on hedges of production costs	(80)	(1)	1,101	18	6	—	1,778	8
Other adjustments(v)	23	—	7	—	52	—	46	—
Total cash costs (co-product basis)	$42,766	$653	$29,740	$497	$113,605	$604	$100,001	$438
By-product metal revenues	(135)	(2)	(119)	(2)	(462)	(2)	(397)	(1)
Total cash costs (by-product basis)	$42,631	$651	$29,621	$495	$113,143	$602	$99,604	$437
Fosterville (per tonne)	Three Months Ended September 30, 2024				Three Months Ended September 30, 2023				Nine Months Ended September 30, 2024				Nine Months Ended September 30, 2023
Tonnes of ore milled (thousands of tonnes)	246				144				652				468
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$44,346		$180		$27,539		$191		$114,824		$176		$99,969		$214
Production costs (A$)	A$	66,587	A$	271	A$	42,194	A$	291	A$	173,962	A$	267	A$	150,656	A$	322
Inventory adjustments (A$)(iii)		(2,406)		(10)		1,818		13		(2,041)		(3)		(2,539)		(6)
Minesite costs (A$)	A$	64,181	A$	261	A$	44,012	A$	304	A$	171,921	A$	264	A$	148,117	A$	316
Pinos Altos (per ounce)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Gold production (ounces)	21,371		25,386		69,850		71,679
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$46,464	$2,174	$40,147	$1,581	$122,980	$1,761	$107,778	$1,504
Inventory adjustments(ii)	(3,548)	(166)	1,225	48	2,235	32	1,738	24
Realized gains and losses on hedges of production costs	—	—	(922)	(36)	—	—	(2,065)	(29)
Other adjustments(v)	317	15	324	13	980	14	902	13
Total cash costs (co-product basis)	$43,233	$2,023	$40,774	$1,606	$126,195	$1,807	$108,353	$1,512
By-product metal revenues	(10,517)	(492)	(7,527)	(296)	(26,556)	(381)	(19,754)	(276)
Total cash costs (by-product basis)	$32,716	$1,531	$33,247	$1,310	$99,639	$1,426	$88,599	$1,236
Pinos Altos (per tonne)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Tonnes of ore processed (thousands of tonnes)	446		450		1,326		1,215
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$46,464	$104	$40,147	$89	$122,980	$93	$107,778	$89
Inventory adjustments(iii)	(3,548)	(8)	(1,984)	(4)	2,235	1	(327)	(1)
Minesite costs	$42,916	$96	$38,163	$85	$125,215	$94	$107,451	$88

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
La India (per ounce)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Gold production (ounces)	4,529		22,269		21,190		56,423
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$10,417	$2,300	$28,315	$1,271	$39,445	$1,861	$72,056	$1,277
Inventory adjustments(ii)	2,633	582	(2,319)	(103)	2,780	131	447	8
Other adjustments(v)	91	20	139	6	355	17	402	7
Total cash costs (co-product basis)	$13,141	$2,902	$26,135	$1,174	$42,580	$2,009	$72,905	$1,292
By-product metal revenues	(133)	(30)	(395)	(18)	(991)	(46)	(1,117)	(20)
Total cash costs (by-product basis)	$13,008	$2,872	$25,740	$1,156	$41,589	$1,963	$71,788	$1,272
La India (per tonne)(vi)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023		Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023
Tonnes of ore processed (thousands of tonnes)	—		970		—		2,510
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$10,417	$—	$28,315	$29	$39,445	$—	$72,056	$29
Inventory adjustments(iii)	(10,417)	—	(2,319)	(2)	(39,445)	—	447	—
Minesite costs	$—	$—	$25,996	$27	$—	$—	$72,503	$29

Notes:
(i)
The information set out in this table reflects the Company’s 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter, following the closing of the Yamana Transaction.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii)
This inventory adjustment reflects production costs associated with the portion of production still in inventory.

(iv)
On March 31, 2023, the Company closed the Yamana Transaction and this adjustment reflects the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation.

(v)
Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa and smelting, refining, and marketing charges to production costs.

(vi)
La India’s cost calculations per tonne for the three and nine months ended September 30, 2024 excludes approximately $10.4 and $39.4 million of production costs incurred during the period, respectively, following the cessation of mining activities at La India during the fourth quarter of 2023.

All-in Sustaining Costs per Ounce
All-in sustaining costs per ounce (also referred to as “AISC per ounce”) on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. AISC per ounce on a co-product basis is calculated in the same manner as AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment has been made for by-product metal revenues. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. In this MD&A, unless otherwise indicated, all-in sustaining costs per ounce is reported on a byproduct basis (see “Non-GAAP measures — Total cash costs per ounce” for a discussion of regarding the Company’s use of by-product basis reporting).

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Management believes that AISC per ounce is useful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides helpful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne, as AISC per ounce is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.
The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council (“WGC”) in 2018. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company’s adoption of the WGC’s guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies.
The following tables set out a reconciliation of production costs to all-in sustaining costs per ounce for the three and nine months ended September 30, 2024 and September 30, 2023 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues).
Reconciliation of Production Costs to All-in Sustaining Costs per Ounce
	Three Months Ended September 30,		Nine Months Ended September 30,
(United States dollars per ounce, except where noted)	2024	2023	2024	2023
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$783,653	$759,411	$2,339,222	$2,155,808
Gold production (ounces)	863,445	850,429	2,637,935	2,536,445
Production costs per ounce	$908	$893	$887	$850
Adjustments:
Inventory adjustments(i)	—	2	—	10
Purchase price allocation to inventory(ii)	—	(4)	—	(10)
Realized gains and losses on hedges of production costs	5	(1)	4	2
Other(iii)	40	34	40	33
Total cash costs per ounce (co-product basis)(iv)	$953	$924	$931	$885
By-product metal revenues	(32)	(26)	(34)	(28)
Total cash costs per ounce (by-product basis)(iv)	$921	$898	$897	$857
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	292	248	244	234
General and administrative expenses (including stock option expense)	56	45	55	53
Non-cash reclamation provision and sustaining leases(v)	17	19	18	18
All-in sustaining costs per ounce (by-product basis)	$1,286	$1,210	$1,214	$1,162
By-product metal revenues	32	26	34	28
All-in sustaining costs per ounce (co-product basis)	$1,318	$1,236	$1,248	$1,190

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024

Notes:
(i)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)
On March 31, 2023, the Company completed the Yamana Transaction and this adjustment reflects the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation.

(iii)
Other adjustments consists of in-kind royalties, smelting, refining and marketing charges to production costs.

(iv)
The total cash costs per ounce is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See “Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce and Minesite Costs per Tonne” for more information on the Company’s use of total cash cost per ounce.

(v)
Sustaining leases are lease payments related to sustaining assets.

Operating Margin
Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, such as exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is useful to investors as it provides them with additional information about the Company’s underlying operating results, though it should be evaluated in conjunction with other data prepared in accordance with IFRS. For a reconciliation of operating margin to revenue from operations, see “Summary of Operations Key Performance Indicators”.
Sustaining Capital Expenditures and Development Capital Expenditures
Capital expenditures are classified into sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Sustaining Capital Expenditures and Development Capital Expenditures
	Three Months Ended September 30,		Nine Months Ended September 30,
(thousands of United States dollars)	2024	2023	2024	2023
LaRonde mine	$14,706	$17,937	$51,752	$50,938
LaRonde Zone 5 mine	5,069	3,462	12,722	6,884
LaRonde complex	19,775	21,399	64,474	57,822
Canadian Malartic(i)	36,789	21,549	91,887	72,219
Goldex	17,258	6,476	42,448	14,936
Meliadine	22,037	23,241	59,812	54,031
Meadowbank	30,216	29,101	71,718	100,356
Kittila	17,853	10,733	52,994	33,026
Detour Lake	77,638	68,680	189,247	182,642
Macassa	12,651	13,597	29,648	29,141
Fosterville	9,509	10,057	22,298	25,324
Pinos Altos	7,841	6,442	19,852	23,099
La India	—	23	22	100
Other	1,395	—	4,509	147
Sustaining capital expenditures	$252,962	$211,298	$648,909	$592,843
LaRonde mine	$11,746	$10,701	$38,954	$32,461
LaRonde Zone 5 mine	4,696	7,485	22,214	18,832
LaRonde complex	16,442	18,186	61,168	51,293
Canadian Malartic(i)	43,334	39,141	124,730	119,080
Goldex	1,830	11,504	8,886	48,706
Meliadine	22,958	37,736	66,858	92,890
Meadowbank	7	47	(20)	357
Hope Bay	14,980	1,099	22,116	4,298
Kittila	1,946	5,045	8,701	26,287
Detour Lake	61,250	41,568	147,423	106,233
Macassa	35,071	23,036	87,233	75,109
Fosterville	10,933	13,798	36,513	36,202
Pinos Altos	365	594	1,820	5,080
San Nicolás	3,422	—	15,077	—
Other	20,295	3,374	35,701	5,829
Development capital expenditures	$232,833	$195,128	$616,206	$571,364
Total capital expenditures	$485,795	$406,426	$1,265,115	$1,164,207
Working capital adjustments	(21,694)	13,406	(9,329)	64,180
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flow	$464,101	$419,832	$1,255,786	$1,228,387

Note:
(i)
The information set out in this table reflects the Company’s 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Commitments and Contingencies
Material contractual commitments and contingencies have been set out in notes 27 and 28 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2023 and in note 18 of the condensed interim consolidated financial statements.
Accounting Policies
The condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2023 annual audited consolidated financial statements.
Significant Judgements, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION
Certain statements in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “likely”, “may”, “plan”, “project”, “schedule”, “should”, “target”, “will”, “would” or other variations of these terms or similar words. Forward-looking statements in this MD&A include the following:
•
the Company’s outlook for 2024 and future periods, including estimates of or anticipated metal production, ore grades, recovery rates, project timelines, drilling results, life of mine parameters, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses, and cash flows;

•
statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;

•
anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

•
estimates of future capital expenditures, exploration expenditures, development expenditures and other cash needs, and expectations as to the funding thereof;

•
estimated timing and conclusions of studies, analyses and evaluations undertaken by the Company or others;

•
statements regarding the projected exploration, development and exploitation of ore deposits, including estimates of the timing of such exploration, development and production or decisions with respect thereto;

•
estimates of mineral reserves and mineral resources and their sensitivities to gold prices and other factors, ore grades and mineral recoveries and statements regarding anticipated future exploration results;

•
anticipated timing of events at the Company’s mines, mine development projects and exploration projects;

•
the methods by which ore will be extracted or processed;

•
estimates of future costs and other liabilities for environmental remediation;

•
statements concerning life of mine estimates, expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based;

•
statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof;

•
statements regarding the sufficiency of the Company’s cash resources;

•
statements regarding anticipated legislation and regulations, including with respect to climate change, and estimates of their impact on the Company;

•
other anticipated trends with respect to the Company’s capital resources and results of operations, and

•
statements regarding the impact of pandemics and other health emergencies, and measures taken to reduce the spread of such pandemics or other health emergencies on the Company’s future operations and business.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Months Ended September 30, 2024
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include the assumptions set out elsewhere in this MD&A as well as: that there are no significant disruptions affecting Agnico Eagle’s operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, pandemics, mining or milling issues, political changes, title issues, community protests, including by First Nations groups, or otherwise; that permitting, development, expansion and the ramp up of operations at each of Agnico Eagle’s mines, mine development projects and exploration projects proceed on a basis consistent with expectations and that Agnico Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Australian dollar, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this MD&A; that prices for gold, silver, zinc and copper will be consistent with Agnico Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico Eagle’s expectations; that production meets expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recoveries are accurate; that there are no material delays in the timing for completion of development projects; that seismic activity at the Company’s operations at LaRonde, Goldex and other properties is as expected by the Company; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environments that affect Agnico Eagle; and that governments, the Company or others do not take measures in response to pandemics or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business; that measures taken in connection with pandemics do not affect productivity; that measures taken relating to, or other effects of, pandemics do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites.
The forward-looking statements in this MD&A reflect the Company’s views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, the risk factors set out in our most recent 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.
SCIENTIFIC AND TECHNICAL INFORMATION
The scientific and technical information set out in this MD&A relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice-President & Chief Operating Officer — Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, Executive Vice-President & Chief Operating Officer — Ontario, Australia & Mexico; relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice-President, Exploration; and relating to mineral reserves and mineral resources has been approved by Dyane Duquette, P.Geo., Vice-President, Mineral Resources Management, each of whom is a “Qualified Person” for the purposes of NI 43-101.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
		(Restated)(i)		(Restated)(i)
Net income — key line items:
Revenue from operations
LaRonde mine	$159,294	$126,899	$435,799	$362,984
LaRonde Zone 5 mine	47,363	33,290	127,392	99,370
Canadian Malartic(ii)	345,969	320,044	1,092,558	793,989
Goldex	81,384	68,467	237,304	209,802
Meliadine	208,209	180,344	630,724	507,057
Meadowbank	315,047	210,843	873,047	616,512
Kittila	148,652	113,729	395,875	332,616
Detour Lake	437,920	288,156	1,140,293	911,819
Macassa	162,334	85,407	455,203	316,145
Fosterville	167,368	116,916	433,429	454,291
Pinos Altos	68,336	54,390	184,526	156,227
La India	13,733	43,926	55,903	109,457
Revenues from mining operations	2,155,609	1,642,411	6,062,053	4,870,269
Production costs	783,653	759,411	2,339,222	2,155,808
Total operating margin(iii)	1,371,956	883,000	3,722,831	2,714,461
Amortization of property, plant and mine development	390,245	421,091	1,125,859	1,111,364
Revaluation gain(iv)	—	—	—	(1,543,414)
Exploration, corporate and other	141,921	196,694	557,928	474,509
Income before income and mining taxes	839,790	265,215	2,039,044	2,672,002
Income and mining taxes expense	272,672	90,412	652,718	356,638
Net income for the period	$567,118	$174,803	$1,386,326	$2,315,364
Net income per share — basic	$1.13	$0.35	$2.78	$4.76
Net income per share — diluted	$1.13	$0.35	$2.77	$4.74
Cash flows:
Cash provided by operating activities	$1,084,532	$502,088	$2,829,043	$1,873,701
Cash used in investing activities	$(537,933)	$(435,666)	$(1,375,557)	$(2,284,613)
Cash (used in) provided by financing activities	$(493,545)	$(144,239)	$(813,813)	$109,843
Realized prices:
Gold (per ounce)	$2,492	$1,928	$2,297	$1,933
Silver (per ounce)	$30.69	$23.55	$28.31	$23.66
Zinc (per tonne)	$2,822	$2,360	$2,697	$2,746
Copper (per tonne)	$8,254	$8,223	$9,304	$8,740

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Payable production(v):
Gold (ounces):
LaRonde mine	47,313	49,303	161,388	167,471
LaRonde Zone 5 mine	18,292	15,193	54,915	53,412
Canadian Malartic(ii)	141,392	177,243	509,169	435,683
Goldex	30,334	35,880	98,472	107,619
Meliadine	99,838	89,707	284,238	267,856
Meadowbank	133,502	116,555	387,695	322,440
Kittila	56,715	59,408	166,967	173,230
Detour Lake	173,891	152,762	492,889	483,971
Macassa	70,727	46,792	203,048	167,951
Fosterville	65,532	59,790	188,064	228,161
Pinos Altos	21,371	25,386	69,850	71,679
Creston Mascota	9	141	50	550
La India	4,529	22,269	21,190	56,423
Total gold (ounces)	863,445	850,429	2,637,935	2,536,446
Silver (thousands of ounces)	602	589	1,845	1,753
Zinc (tonnes)	914	1,420	4,479	6,318
Copper (tonnes)	797	659	2,673	1,935
Payable metal sold(vi):
Gold (ounces):
LaRonde mine	58,357	62,413	175,086	172,495
LaRonde Zone 5 mine	18,920	17,748	55,436	52,132
Canadian Malartic(ii)	139,694	164,974	475,893	405,040
Goldex	31,671	35,517	99,896	108,548
Meliadine	83,900	93,426	276,878	262,165
Meadowbank	126,010	108,579	378,123	317,584
Kittila	59,464	58,540	171,448	171,060
Detour Lake	176,585	149,747	497,215	473,322
Macassa	65,000	44,400	197,840	164,430
Fosterville	67,198	60,750	187,247	235,250
Pinos Altos	23,700	24,543	69,510	71,134
La India	5,400	22,460	24,620	56,343
Total gold (ounces)	855,899	843,097	2,609,192	2,489,503
Silver (thousands of ounces)	573	571	1,814	1,720
Zinc (tonnes)	1,748	2,108	4,802	6,982
Copper (tonnes)	806	657	2,681	1,938

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Total cash costs per ounce — co-product basis(vii):
LaRonde mine	$1,291	$1,111	$1,180	$1,097
LaRonde Zone 5 mine	1,300	1,297	1,174	1,220
Canadian Malartic(ii)	1,037	814	918	800
Goldex	1,121	822	1,040	802
Meliadine	890	972	910	977
Meadowbank	918	1,229	930	1,180
Kittila	1,011	931	1,034	877
Detour Lake	784	757	815	755
Macassa	757	843	766	722
Fosterville	653	497	604	438
Pinos Altos	2,023	1,606	1,807	1,512
La India	2,901	1,174	2,009	1,292
Cash costs per ounce — co-product basis	$953	$924	$930	$885
Total cash costs per ounce — by-product basis(vii):
LaRonde mine	$1,078	$875	$934	$850
LaRonde Zone 5 mine	1,285	1,287	1,160	1,207
Canadian Malartic(ii)	1,025	805	906	789
Goldex	1,031	822	945	802
Meliadine	889	971	908	975
Meadowbank	910	1,225	923	1,173
Kittila	1,010	930	1,033	875
Detour Lake	779	755	812	752
Macassa	750	841	763	719
Fosterville	651	495	602	437
Pinos Altos	1,531	1,310	1,426	1,236
La India	2,872	1,156	1,963	1,272
Cash costs per ounce — by-product basis	$921	$898	$897	$857

Notes:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of Canadian Malartic.

(ii)
The information set out in this table reflects the Company’s 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter.

(iii)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers.

(iv)
Revaluation gain on the 50% interest the Company owned in Canadian Malartic prior to the Yamana Transaction.

(v)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(vi)
Canadian Malartic’s payable metal sold excludes the 5.0% in-kind net smelter return royalty held by Osisko Gold Royalties Ltd. Detour Lake’s payable metal sold excludes the 2% in-kind net smelter royalty held by Franco-Nevada Corporation. Macassa’s payable metal sold excludes the 1.5% in-kind net smelter royalty held by Franco-Nevada Corporation.

(vii)
The total cash costs per ounce is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Total Cash Costs per Ounce and Minesite Costs per Tonne for more information on the Company’s calculation and use of total cash cost per ounce.

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)
	Three Months Ended(i)
	December 31, 2022	March 31, 2023	June 30, 2023(ii)	September 30, 2023(ii)	December 31, 2023(ii)	March 31, 2024	June 30, 2024	September 30, 2024
Operating margin(iii):
Revenues from mining operations	$1,384,719	$1,509,661	$1,718,197	$1,642,411	$1,756,640	$1,829,823	$2,076,621	$2,155,609
Production costs	666,877	653,144	743,253	759,411	777,455	783,585	771,984	783,653
Total operating margin(iii)	717,842	856,517	974,944	883,000	979,185	1,046,238	1,304,637	1,371,956
Impairment loss	55,000	—	—	—	787,000	—	—	—
Amortization of property, plant and mine development	285,670	303,959	386,314	421,090	380,407	357,225	378,389	390,245
Revaluation gain	—	(1,543,414)	—	—	—	—	—	—
Exploration, corporate and other	114,260	150,473	127,342	196,694	124,711	199,965	216,042	141,921
Income (loss) before income and mining taxes	262,912	1,945,499	461,288	265,216	(312,933)	489,048	710,206	839,790
Income and mining taxes expense	68,806	128,608	137,618	90,412	61,124	141,856	238,190	272,672
Net income (loss) for the period	$194,106	$1,816,891	$323,670	$174,804	$(374,057)	$347,192	$472,016	$567,118
Net income (loss) per share — basic	$0.43	$3.87	$0.66	$0.35	$(0.75)	$0.70	$0.95	$1.13
Net income (loss) per share — diluted	$0.43	$3.86	$0.65	$0.35	$(0.75)	$0.70	$0.94	$1.13
Cash flows:
Cash provided by operating activities	$380,500	$649,613	$722,000	$502,088	$727,861	$783,175	$961,336	$1,084,532

Notes:
(i)
The information set out in this table reflects the Company’s 50% interest in Canadian Malartic up to and including March 30, 2023 and 100% interest thereafter.

(ii)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the 50% Canadian Malartic acquired in the Yamana Transaction.

(iii)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin for more information on the Company’s use of operating margin.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)
	As at September 30, 2024	As at December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$977,215	$338,648
Inventories	1,533,064	1,418,941
Income taxes recoverable	19,707	27,602
Fair value of derivative financial instruments (Notes 6 and 15)	15,742	50,786
Other current assets (Note 7A)	361,975	355,175
Total current assets	2,907,703	2,191,152
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development (Note 8)	21,389,861	21,221,905
Investments (Notes 6, 9 and 15)	512,571	345,257
Deferred income and mining tax asset	18,573	53,796
Other assets (Note 7B)	830,109	715,167
Total assets	$29,816,489	$28,684,949
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$882,039	$750,380
Share based liabilities	20,936	24,316
Interest payable	18,505	14,226
Income taxes payable	220,707	81,222
Current portion of long-term debt (Note 10)	415,000	100,000
Reclamation provision	49,721	24,266
Lease obligations	46,347	46,394
Fair value of derivative financial instruments (Notes 6 and 15)	10,542	7,222
Total current liabilities	1,663,797	1,048,026
Non-current liabilities:
Long-term debt (Note 10)	1,052,233	1,743,086
Reclamation provision	1,116,295	1,049,238
Lease obligations	101,833	115,154
Share based liabilities	10,686	11,153
Deferred income and mining tax liabilities	5,095,753	4,973,271
Other liabilities	270,921	322,106
Total liabilities	9,311,518	9,262,034
EQUITY
Common shares (Note 11):
Outstanding — 501,907,461 common shares issued, less 390,389 shares held in trust	18,663,351	18,334,869
Stock options (Notes 11 and 12)	174,657	201,755
Contributed surplus	—	22,074
Retained earnings	1,727,379	963,172
Other reserves (Note 13)	(60,416)	(98,955)
Total equity	20,504,971	19,422,915
Total liabilities and equity	$29,816,489	$28,684,949
Commitments and contingencies (Note 18)
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
		Restated (Note 5)		Restated (Note 5)
REVENUES
Revenues from mining operations (Note 14)	$2,155,609	$1,642,411	$6,062,053	$4,870,269
COSTS, INCOME AND EXPENSES
Production(i)	783,653	759,411	2,339,222	2,155,808
Exploration and corporate development	60,335	61,594	166,788	169,784
Amortization of property, plant and mine development	390,245	421,091	1,125,859	1,111,364
General and administrative	48,500	38,930	145,436	134,450
Finance costs	28,527	35,704	99,265	94,989
(Gain) loss on derivative financial instruments (Note 15)	(17,153)	34,010	48,390	1,038
Foreign currency translation loss (gain)	3,436	(6,492)	(748)	(2,258)
Care and maintenance	13,810	12,361	35,078	33,017
Revaluation gain (Note 5)	—	—	—	(1,543,414)
Other expenses (Note 16)	4,466	20,587	63,719	43,489
Income before income and mining taxes	839,790	265,215	2,039,044	2,672,002
Income and mining taxes expense	272,672	90,412	652,718	356,638
Net income for the period	$567,118	$174,803	$1,386,326	$2,315,364
Net income per share — basic (Note 11)	$1.13	$0.35	$2.78	$4.76
Net income per share — diluted (Note 11)	$1.13	$0.35	$2.77	$4.74
Cash dividends declared per common share	$0.40	$0.40	$1.20	$1.20

Note:
(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
		Restated (Note 5)		Restated (Note 5)
Net income for the period	$567,118	$174,803	$1,386,326	$2,315,364
Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments:
Reclassified from the cash flow hedge reserve to net income	294	294	882	882
	294	294	882	882
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement loss on pension benefit obligations	(161)	(216)	(481)	(651)
Income tax impact	42	55	124	167
Equity securities:
Net change in fair value of equity securities	39,396	(57,530)	43,229	(84,183)
Income tax impact	(5,260)	—	(5,260)	—
	34,017	(57,691)	37,612	(84,667)
Other comprehensive income (loss) for the period	34,311	(57,397)	38,494	(83,785)
Comprehensive income for the period	$601,429	$117,406	$1,424,820	$2,231,579
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)
	Common Shares Outstanding		Stock Options	Contributed Surplus	Retained Earnings (Deficit)	Other Reserves	Total Equity
	Shares	Amount
Balance at December 31, 2022	456,465,296	$16,251,221	$197,430	$23,280	$(201,580)	$(29,006)	$16,241,345
Net income (Restated) (Note 5)	—	—	—	—	2,315,364	—	2,315,364
Other comprehensive loss	—	—	—	—	(484)	(83,301)	(83,785)
Total comprehensive income (loss) (Restated) (Note 5)	—	—	—	—	2,314,880	(83,301)	2,231,579
Transfer of loss on disposal of equity securities to retained earnings	—	—	—	—	(2,045)	2,045	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12)	530,926	27,971	(4,448)	—	—	—	23,523
Shares issued pursuant to Yamana Transaction (Note 5)	36,177,931	1,858,219	—	—	—	—	1,858,219
Stock options (Notes 11 and 12)	—	—	9,709	—	—	—	9,709
Shares issued under incentive share purchase plan	672,590	32,976	—	—	—	—	32,976
Shares issued under dividend reinvestment plan	2,082,052	96,502	—	—	—	—	96,502
Normal Course Issuer Bid (“NCIB”) (Note 11)	(100,000)	(3,569)	—	(1,206)	—	—	(4,775)
Dividends declared ($1.20 per share)	—	—	—	—	(579,144)	—	(579,144)
Restricted Share Unit plan (“RSU”), Performance Share Unit plan (“PSU”) and Long Term Incentive Plan (“LTIP”) (Notes 11 and 12)	234,729	16,378	—	—	—	—	16,378
Balance at September 30, 2023	496,063,524	$18,279,698	$202,691	$22,074	$1,532,111	$(110,262)	$19,926,312
Balance at December 31, 2023	497,299,441	$18,334,869	$201,755	$22,074	$963,172	$(98,955)	$19,422,915
Net income	—	—	—	—	1,386,326	—	1,386,326
Other comprehensive (loss) income	—	—	—	—	(357)	38,851	38,494
Total comprehensive income	—	—	—	—	1,385,969	38,851	1,424,820
Transfer of gain on disposal of equity securities to retained earnings	—	—	—	—	312	(312)	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12)	3,077,468	214,143	(35,408)	—	—	—	178,735
Stock options (Notes 11 and 12)	—	—	8,310	—	—	—	8,310
Shares issued under incentive share purchase plan	630,628	42,099	—	—	—	—	42,099
Shares issued under dividend reinvestment plan	1,730,118	102,081	—	—	—	—	102,081
Normal Course Issuer Bid (“NCIB”) (Note 11)	(1,500,386)	(55,628)	—	(22,074)	(22,193)	—	(99,895)
Dividends declared ($1.20 per share)	—	—	—	—	(599,881)	—	(599,881)
Restricted Share Unit plan (“RSU”), Performance Share Unit plan (“PSU”) and Long Term Incentive Plan (“LTIP”) (Notes 11 and 12)	279,803	25,787	—	—	—	—	25,787
Balance at September 30, 2024	501,517,072	$18,663,351	$174,657	$—	$1,727,379	$(60,416)	$20,504,971
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
		Restated (Note 5)		Restated (Note 5)
OPERATING ACTIVITIES
Net income for the period	$567,118	$174,803	$1,386,326	$2,315,364
Add (deduct) adjusting items:
Amortization of property, plant and mine development	390,245	421,091	1,125,859	1,111,364
Deferred income and mining taxes	58,641	25,123	152,788	66,794
Unrealized (gain) loss on currency and commodity derivatives (Note 15)	(24,169)	31,088	38,363	(34,888)
Unrealized (gain) loss on warrants (Note 15)	(53)	6,802	(3,903)	9,098
Stock-based compensation (Note 12)	21,242	11,939	58,957	38,466
Foreign currency translation loss (gain)	3,436	(6,492)	(748)	(2,258)
Revaluation gain (Note 5)	—	—	—	(1,543,414)
Other	11,010	4,302	33,144	9,953
Changes in non-cash working capital balances:
Income taxes	95,930	(7,425)	142,732	81,980
Inventories	(156,871)	(118,251)	(165,727)	(144,998)
Other current assets	41,263	(3,527)	(16,237)	(86,947)
Accounts payable and accrued liabilities	80,704	(49,432)	74,622	51,427
Interest payable	(3,964)	12,067	2,867	1,760
Cash provided by operating activities	1,084,532	502,088	2,829,043	1,873,701
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 8)	(464,101)	(419,832)	(1,255,786)	(1,228,387)
Yamana Transaction, net of cash and cash equivalents (Note 5)	—	—	—	(1,000,617)
Contributions for acquisition of mineral assets	(4,197)	(10,950)	(11,296)	(10,950)
Purchases of equity securities and other investments	(73,341)	(7,962)	(114,644)	(52,126)
Other investing activities	3,706	3,078	6,169	7,467
Cash used in investing activities	(537,933)	(435,666)	(1,375,557)	(2,284,613)
FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 10)	—	100,000	600,000	1,100,000
Repayment of Credit Facility (Note 10)	—	(100,000)	(600,000)	(1,000,000)
Proceeds from Term Loan Facility, net of financing costs (Note 10)	—	—	—	598,958
Repayment of Term Loan Facility (Note 10)	(275,000)	—	(275,000)	—
Repayment of Senior Notes (Note 10)	(100,000)	—	(100,000)	(100,000)
Long-term debt financing costs (Note 10)	—	—	(3,544)	—
Repayment of lease obligations	(12,461)	(13,465)	(38,142)	(35,633)
Disbursements to associates	—	21,899	—	—
Dividends paid	(176,314)	(161,259)	(497,829)	(482,680)
Repurchase of common shares (Notes 11 and 12)	(30,080)	—	(106,121)	(16,350)
Proceeds on exercise of stock options (Note 12)	90,923	471	178,735	23,523
Common shares issued	9,387	8,115	28,088	22,025
Cash (used in) provided by financing activities	(493,545)	(144,239)	(813,813)	109,843
Effect of exchange rate changes on cash and cash equivalents	2,172	782	(1,106)	(2,065)
Net increase (decrease) in cash and cash equivalents during the period	55,226	(77,035)	638,567	(303,134)
Cash and cash equivalents, beginning of period	921,989	432,526	338,648	658,625
Cash and cash equivalents, end of period	$977,215	$355,491	$977,215	$355,491
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$26,870	$16,621	$76,773	$73,109
Income and mining taxes paid	$119,178	$67,904	$377,555	$207,669
See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2024
1.
CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Agnico Eagle sells its gold production into the world market.
These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on October 30, 2024.
2.
BASIS OF PRESENTATION

Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mill and processing operations at the LaRonde mine and the LaRonde Zone 5 mine. The Canadian Malartic complex consists of the mill and processing operations at the Canadian Malartic mine and the Odyssey mine. The Meadowbank complex consists of the mill and processing operations at the Meadowbank mine and the Amaruq open pit and underground mines. The Goldex complex consists of the mill and processing operations at the Goldex mine and the Akasaba West open pit mine. References to other operations are to the relevant mines, projects or properties, as applicable.
A)
Statement of Compliance

The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board in United States (“US”) dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements.
These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2023 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Form 40-F for the year ended December 31, 2023, which were prepared in accordance with IFRS.
In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at September 30, 2024 and December 31, 2023 and the results of operations and cash flows for the three and nine months ended September 30, 2024 and September 30, 2023.
Operating results for the three and nine months ended September 30, 2024 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2024.
B)
Basis of Presentation

These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The condensed interim consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.
3.
MATERIAL ACCOUNTING POLICIES

These condensed interim consolidated financial statements follow the same material accounting policies and methods of their application as the December 31, 2023 annual audited consolidated financial statements.
4.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2024
5.
ACQUISITIONS

Acquisition of the Canadian Assets of Yamana Gold Inc. (“Yamana”)
On March 31, 2023, the Company completed a transaction (the “Yamana Transaction”) under an arrangement agreement entered into with Yamana and Pan American Silver Corp. (“Pan American”) pursuant to which Pan American acquired all of the issued and outstanding common shares of Yamana and Yamana sold the subsidiaries and partnerships that held Yamana’s interests in its Canadian assets to Agnico Eagle, including the remaining 50% of Canadian Malartic that the Company did not then hold, a 100% interest in the Wasamac project located in the Abitibi region of Quebec and several other exploration properties located in Ontario and Manitoba. The acquisition increased the Company’s production, mineral reserves and cash flow.
The Company determined that the acquisition represented a business combination under IFRS 3 — Business Combinations (“IFRS 3”), with Agnico Eagle identified as the acquirer and, as such, was accounted for using the acquisition method of accounting in accordance with IFRS 3.
Prior to the Yamana Transaction, Agnico Eagle’s 50% interest in Canadian Malartic Corporation (“CMC”) and the Partnership were jointly controlled with Yamana and met the definition of a joint operation under IFRS 11 — Joint Arrangements, with Agnico Eagle recognizing its share of the assets, liabilities, revenues and expenses in its consolidated results. As of March 31, 2023, Agnico Eagle controlled 100% of CMC and the Partnership and, upon applying the requirements under IFRS 3 for a business combination achieved in stages, the Company re-measured its previously held 50% interest in CMC and the Partnership to fair value on acquisition date. The acquisition date fair value of the previously held 50% interest was determined to be $2,697.6 million, resulting in the recognition of a re-measurement gain through net earnings of $1,543.4 million. The fair value of $2,697.6 million forms part of the total consideration transferred under the Yamana Transaction as reflected in the table below. The fair value of common shares issued was calculated based on 36,177,931 common shares issued at the closing share price on the trading day immediately prior to the closing of the Yamana Transaction.
The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:
Fair value of common shares issued	$1,858,219
Cash	1,001,291
Fair value of previously held 50% interest	2,697,604
$5,557,114
The final estimates of fair value have been adjusted retrospectively to the acquisition date. Certain previously reported financial statement line items were restated to reflect the impact of the adjusted final estimates of fair value of assets acquired and liabilities assumed related to the Yamana Transaction.
The following table sets out the final allocation of the purchase price to the assets acquired and liabilities assumed based on management’s estimates of fair value.
	Preliminary(i)	Adjustments	Final
Cash and cash equivalents	$1,049	$—	$1,049
Inventories	165,423	—	165,423
Other current assets	29,890	—	29,890
Property, plant and mine development	4,949,392	(1,183,876)	3,765,516
Goodwill	2,078,562	803,666	2,882,228
Other assets	330,215	(96,940)	233,275
Accounts payable and accrued and other liabilities	(117,905)	—	(117,905)
Reclamation provision	(203,341)	(4,950)	(208,291)
Deferred income and mining tax liabilities	(1,646,500)	482,100	(1,164,400)
Other liabilities	(29,671)	—	(29,671)
Total assets acquired, net of liabilities assumed	$5,557,114	$—	$5,557,114

Note:
(i)
Estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company’s condensed interim consolidated financial statements as at March 31, 2023.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2024
6.
FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.
During the three and nine months ended September 30, 2024, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at September 30, 2024 using the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables (Note 7A)	$—	$11,926	$—	$11,926
Equity securities (FVOCI) (Note 9)	450,326	34,580	—	484,906
Share purchase warrants (FVPL) (Note 9)	—	27,665	—	27,665
Fair value of derivative financial instruments (Note 15)	—	15,742	—	15,742
Total financial assets	$450,326	$89,913	$—	$540,239
Financial liabilities:
Fair value of derivative financial instruments (Note 15)	—	10,542	—	10,542
Total financial liabilities	$—	$10,542	$—	$10,542
Valuation Techniques
There were no changes in the Company’s valuation processes, techniques or types of inputs used in the fair value measurements during the period.
Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value
Long-term debt is recorded on the condensed interim consolidated balance sheets at September 30, 2024 at amortized cost. The fair value of long-term debt is presented in Note 10 of these condensed interim consolidated financial statements.
The committed subscription proceeds for the San Nicolás project are recorded on the condensed interim consolidated balance sheets at September 30, 2024 at amortized cost. The fair value of the San Nicolás liability is determined by discounting the minimum unavoidable obligation under the joint venture shareholders’ agreement between Agnico Eagle and Teck Resources Limited at a discount rate that reflects the Company’s credit rating. The fair value of the San Nicolás liability is not materially different from the carrying amount as the difference between the discount rate used at the initial recognition date and the current market rates at September 30, 2024 is not material.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2024
6.
FAIR VALUE MEASUREMENT (Continued)

Non-current loans receivable and other receivables are included in the other asset line item in the condensed interim consolidated balance sheets at amortized cost. The fair value of loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at September 30, 2024 (Note 7B).
7.
OTHER ASSETS

A)
Other Current Assets

	As at September 30, 2024	As at December 31, 2023
Federal, provincial and other sales taxes receivable	$132,419	$149,153
Prepaid expenses	171,097	151,741
Short term investments	5,892	10,199
Trade receivables	11,926	8,148
Other	40,641	35,934
Total other current assets	$361,975	$355,175

B)
Other Assets

	As at September 30, 2024	As at December 31, 2023
Non-current ore in stockpiles and on leach pads	$732,033	$632,049
Non-current prepaid expenses	59,896	53,191
Non-current loans receivable	9,954	10,108
Investment in associate	11,205	10,865
Other	17,021	8,954
Total other assets	$830,109	$715,167

8.
PROPERTY, PLANT AND MINE DEVELOPMENT

During the nine months ended September 30, 2024, $1,431.7 million of additions, (2023 — $1,233.3 million) were capitalized to property, plant and mine development.
Assets with a net book value of $27.8 million were disposed of by the Company during the nine months ended September 30, 2024 (2023 — $14.5 million), resulting in a loss on disposal of $25.8 million (2023 — $9.1 million) which was recorded in the other expenses line item in the condensed interim consolidated statements of income.
See Note 18 to these condensed interim consolidated financial statements for capital commitments.
9.
INVESTMENTS

	As at September 30, 2024	As at December 31, 2023
Equity securities	$484,906	$323,711
Share purchase warrants	27,665	21,546
Total investments	$512,571	$345,257

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2024
10.
LONG-TERM DEBT

The following table sets out details of the Company’s long-term debt as at September 30, 2024 and December 31, 2023:
		As at September 30, 2024				As at December 31, 2023
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78% – 4.94%	$1,150,000	$(3,305)	$1,146,695	$1,127,286	$1,246,076	$1,200,848
Old Credit Facility	Variable	—	—	—	—	(2,323)	(2,323)
New Credit Facility	Variable	—	(4,170)	(4,170)	(4,170)	—	—
Term Loan Facility	Variable	325,000	(292)	324,708	324,708	599,333	599,333
Total long-term debt		$1,475,000	$(7,767)	$1,467,233	$1,447,824	$1,843,086	$1,797,858
The following table sets out the long-term debt included in the condensed interim consolidated balance sheets:
	As at September 30, 2024	As at December 31, 2023
Current portion of long-term debt	$415,000	$100,000
Non-current portion of long-term debt	1,052,233	1,743,086
Total long-term debt	$1,467,233	$1,843,086
2012 Notes
On July 24, 2024, the Company repaid $100.0 million of 2012 Series B 5.02% notes at maturity. As at September 30, 2024, the principal amount of the 2012 Notes was fully repaid.
Old Credit Facility
During the nine months ended September 30, 2024, drawdowns and repayments on the Company’s previous $1.2 billion unsecured revolving credit facility (the “Old Credit Facility”) each totaled $200.0 million. During the nine months ended September 30, 2023, Old Credit Facility drawdowns totaled $1.1 billion and repayments totaled $1.0 billion.
On February 12, 2024, the Company entered into the New Credit Facility (as defined below) and terminated the Old Credit Facility.
New Credit Facility
On February 12, 2024, the Company entered into the New Credit Facility with a group of financial institutions that provides the Company a $2.0 billion unsecured revolving credit facility and includes a $1.0 billion uncommitted accordion facility. The New Credit Facility matures and all indebtedness thereunder is due and payable on February 12, 2029. The New Credit Facility is available in US dollars through SOFR and base rate advances, or in Canadian dollars through CORRA and prime rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00%. The New Credit Facility also provides for the issuance of letters of credit, priced at the applicable rate plus a margin that varies from 0.60% to 2.00%. The lenders under the New Credit Facility are each paid a standby fee at a rate that ranges from 0.09% to 0.25% of the undrawn portion of the New Credit Facility. In each case, the applicable margin or standby fees vary depending on the Company’s credit rating. The Company’s payment and performance of its obligations under the New Credit Facility are not guaranteed by any of its subsidiaries, however the Company must provide guarantees from certain of its subsidiaries if any existing indebtedness of the Company benefits from guarantees and the Company no longer maintains an investment grade credit rating, or if the Company incurs new indebtedness for borrowed money and provides guarantees of such new indebtedness from any of its subsidiaries. The New Credit Facility contains customary covenants limiting certain actions of the Company and its material subsidiaries, and customary events of default for a borrower with the Company’s credit profile. The Company is also required to maintain a total net debt to capitalization ratio below a specified maximum value.
During the nine months ended September 30, 2024, New Credit Facility drawdowns and repayments each totaled $400.0 million. As at September 30, 2024, $1,975.0 million was available for future drawdown under the New Credit Facility. New Credit Facility availability is reduced by outstanding letters of credit, which were $25.0 million as at September 30, 2024.
Term Loan Facility
On April 20, 2023, the Company entered into a credit agreement with two financial institutions that provides a $600.0 million unsecured term credit facility (the “Term Loan Facility”). The Company drew down the Term Loan Facility in full on April 28, 2023.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2024
10.
LONG-TERM DEBT (Continued)

The Term Loan Facility is available as a single advance in US dollars through SOFR and base rate advances, priced at the applicable rate plus a margin that ranges from 0.00% to 2.00% depending on the Company’s credit rating.
On February 12, 2024, the Company and the lenders under the Term Loan Facility amended the Term Loan Facility in connection with the Company’s entry into the New Credit Facility to, among other things, release the subsidiary guarantees previously provided to the lenders under the facility.
The Term Loan Facility contains covenants that limit the actions of the Company in the same manner and to the same extent as the existing limitations under the New Credit Facility. The Company is also required to maintain a total net debt to capitalization ratio below a specified maximum value.
During the nine months ended September 30, 2024, Agnico Eagle repaid $275.0 million of the $600.0 million outstanding on its Term Loan Facility. The remaining indebtedness under the Term Loan Facility is due and payable by April 21, 2025.
11.
EQUITY

Net Income Per Share
The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
		Restated (Note 5)		Restated (Note 5)
Net income for the period — basic	$567,118	$174,803	$1,386,326	$2,315,364
Add: Dilutive impact of cash settling LTIP	—	(1,915)	—	(4,831)
Net income for the period — diluted	567,118	172,888	1,386,326	2,310,533
Weighted average number of common shares outstanding — basic (in thousands)	500,974	495,286	499,343	486,131
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	459	1,050	573	1,203
Add: Dilutive impact of employee stock options	673	68	280	108
Weighted average number of common shares outstanding — diluted (in thousands)	502,106	496,404	500,196	487,442
Net income per share — basic	$1.13	$0.35	$2.78	$4.76
Net income per share — diluted	$1.13	$0.35	$2.77	$4.74
Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.
For the three months ended September 30, 2024, nil (2023 — 4,726,215) employee stock options were excluded from the calculation of diluted net income per share. For the nine months ended September 30, 2024, 403,275 (2023 — 3,391,012) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.
NCIB
In May 2024, the Company received approval from the TSX to renew its NCIB pursuant to which the Company may purchase up to $500.0 million of its common shares subject to a maximum of 5% of its issued and outstanding common shares. Under the NCIB, the Company may purchase its common shares on the open market, at its discretion, during the period commencing May 4, 2024 and ending on May 3, 2025. Purchases under the NCIB will be made through the facilities of the TSX, the NYSE or other designated exchanges and alternative trading systems in Canada and the United States in accordance with applicable regulatory requirements. All common shares purchased under the NCIB will be cancelled.
During the three months ended September 30, 2024, the Company repurchased 362,343 common shares for $30.0 million at an average price of $82.86 as part of its NCIB program. During the three months ended September 30, 2024, the Company cancelled

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2024
11.
EQUITY (Continued)

446,760 shares at a book value of $16.6 million. This included 84,317 shares that were repurchased, but remained uncancelled, as at June 30, 2024. No shares were repurchased or cancelled during the three months ended September 30, 2023.
During the nine months ended September 30, 2024, the Company repurchased 1,500,386 common shares for $99.9 million at an average price of $66.58 as part of its NCIB program (2023 — 100,000 common shares for $4.8 million at an average price of $47.75). All of the shares repurchased during the nine months ended September 30, 2024, (and the nine months ended September 30, 2023) were cancelled at a book value of $55.6 million (2023 — $3.6 million).
12.
STOCK-BASED COMPENSATION

During the nine months ended September 30, 2024, the Company granted 1,021,400 stock options, 182,400 PSUs and 533,123 RSUs. The associated stock based compensation expense recognized in the condensed interim consolidated statements of income was $16.3 million during the three months ended September 30, 2024 (2023 — $8.7 million) and $46.8 million during the nine months ended September 30, 2024 (2023 — $38.2 million). Stock based compensation expense is included in general and administrative expenses and production costs, consistent with the classification of other elements of compensation expense for the applicable employees.
The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:
	Nine Months Ended September 30, 2024			Nine Months Ended September 30, 2023
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	4,646,412	C$	77.54	4,976,636	C$	75.04
Granted	1,021,400		72.65	873,950		70.36
Exercised	(3,077,468)		79.05	(530,926)		59.34
Forfeited	(67,937)		77.38	(149,365)		78.42
Expired	(12,925)		74.90	(22,650)		71.95
Outstanding, end of period	2,509,482	C$	73.71	5,147,645	C$	75.78
Options exercisable, end of period	997,307	C$	78.18	3,411,601	C$	77.22
The average share price of Agnico Eagle’s common shares during the nine months ended September 30, 2024 was C$88.03 (2023 — C$69.26).
Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:
	Nine Months Ended September 30,
	2024	2023
Risk-free interest rate	4.11%	4.26%
Expected life of stock options (in years)	2.4	2.5
Expected volatility of Agnico Eagle’s share price	32.0%	36.0%
Expected dividend yield	3.0%	3.6%
The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2024
13.
OTHER RESERVES

The following table sets out the movements in other reserves for the nine months ended September 30, 2024 and 2023:
	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2022	$(20,518)	$(8,488)	$(29,006)
Net change in cash flow hedge reserve	—	882	882
Transfer of net loss on disposal of equity securities to retained earnings	2,045	—	2,045
Net change in fair value of equity securities	(84,183)	—	(84,183)
Balance at September 30, 2023	$(102,656)	$(7,606)	$(110,262)
Balance at December 31, 2023	$(91,643)	$(7,312)	$(98,955)
Net change in cash flow hedge reserve	—	882	882
Transfer of net gain on disposal of equity securities to retained earnings	(312)	—	(312)
Net change in fair value of equity securities	37,969	—	37,969
Balance at September 30, 2024	$(53,986)	$(6,430)	$(60,416)
The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the condensed interim consolidated statements of income.
14.
REVENUES FROM MINING OPERATIONS

The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenues from contracts with customers	$2,154,561	$1,643,953	$6,062,707	$4,871,862
Provisional pricing adjustments on concentrate sales	1,048	(1,542)	(654)	(1,593)
Total revenues from mining operations	$2,155,609	$1,642,411	$6,062,053	$4,870,269
The following table sets out the disaggregation of revenues by metal:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenues from contracts with customers:
Gold	$2,127,726	$1,623,244	$5,981,417	$4,805,397
Silver	18,975	14,745	56,762	46,464
Zinc	1,928	1,455	2,581	5,835
Copper	5,932	4,509	21,947	14,166
Total revenues from contracts with customers	$2,154,561	$1,643,953	$6,062,707	$4,871,862

15.
DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management
The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies,
These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2024
15.
DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

As at September 30, 2024, the Company had outstanding derivative contracts related to $2,835.8 million of 2024, 2025 and 2026 expenditures (December 31, 2023 — $3,324.7 million). The Company recognized mark-to-market adjustments in the (gain) loss on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.
The Company’s other foreign currency derivative strategies in 2024 and 2023 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for foreign currencies. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at September 30, 2024 or December 31, 2023. The call option premiums were recognized in the (gain) loss on derivative financial instruments line item in the condensed interim consolidated statements of income.
Commodity Price Risk Management
To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Canadian operations’ diesel fuel exposure. There were derivative financial instruments outstanding as at September 30, 2024 relating to 28.0 million gallons of heating oil (December 31, 2023 — 15.0 million). The related mark-to-market adjustments prior to settlement were recognized in the (gain) loss on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.
The following table sets out a summary of the amounts recognized in the (gain) loss on derivative financial instruments line item in the condensed interim consolidated statements of income.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Premiums realized on written foreign exchange call options	$(391)	$(29)	$(1,064)	$(164)
Unrealized (gain) loss on warrants	(53)	6,802	(3,903)	9,098
Realized loss (gain) on currency and commodity derivatives	7,460	(3,851)	14,994	26,992
Unrealized (gain) loss on currency and commodity derivatives	(24,169)	31,088	38,363	(34,888)
(Gain) loss on derivative financial instruments	$(17,153)	$34,010	$48,390	$1,038

16.
OTHER EXPENSES

The following table sets out amounts recognized in the other expenses line item in the condensed interim consolidated statements of income:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Loss on disposal of property, plant and mine development (Note 8)	$5,420	$5,491	$25,786	$9,092
Interest income	(4,549)	(1,630)	(11,035)	(5,579)
Acquisition costs (Note 5)	—	4,591	—	21,503
Environmental remediation	6,294	1,890	11,201	(87)
Other	(2,699)	10,245	37,767	18,560
Total other expenses	$4,466	$20,587	$63,719	$43,489

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2024
17.
SEGMENTED INFORMATION

	Nine Months Ended September 30, 2024
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$435,799	$(193,482)	$—	$242,317
LaRonde Zone 5 mine	127,392	(58,059)	—	69,333
Canadian Malartic	1,092,558	(399,893)	—	692,665
Goldex	237,304	(100,531)	—	136,773
Meliadine	630,724	(254,463)	—	376,261
Meadowbank	873,047	(352,881)	—	520,166
Kittila	395,875	(176,535)	—	219,340
Detour Lake	1,140,293	(379,366)	—	760,927
Macassa	455,203	(146,763)	—	308,440
Fosterville	433,429	(114,824)	—	318,605
Pinos Altos	184,526	(122,980)	—	61,546
La India	55,903	(39,445)	—	16,458
Exploration	—	—	(166,788)	(166,788)
Segment totals	$6,062,053	$(2,339,222)	$(166,788)	$3,556,043
Total segments income				$3,556,043
Corporate and other:
Amortization of property, plant and mine development				(1,125,859)
General and administrative				(145,436)
Finance costs				(99,265)
Loss on derivative financial instruments				(48,390)
Foreign currency translation gain				748
Care and maintenance				(35,078)
Other expenses				(63,719)
Income before income and mining taxes				$2,039,044

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2024
17.
SEGMENTED INFORMATION (Continued)

	Nine Months Ended September 30, 2023 (Restated)
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$362,984	$(170,153)	$—	$192,831
LaRonde Zone 5 mine	99,370	(62,702)	—	36,668
Canadian Malartic	793,989	(326,936)	—	467,053
Goldex	209,802	(84,800)	—	125,002
Meliadine	507,057	(249,221)	—	257,836
Meadowbank	616,512	(381,411)	—	235,101
Kittila	332,616	(155,200)	—	177,416
Detour Lake	911,819	(333,214)	—	578,605
Macassa	316,145	(112,368)	—	203,777
Fosterville	454,291	(99,969)	—	354,322
Pinos Altos	156,227	(107,778)	—	48,449
La India	109,457	(72,056)	—	37,401
Exploration	—	—	(169,784)	(169,784)
Segment totals	$4,870,269	$(2,155,808)	$(169,784)	$2,544,677
Total segments income				$2,544,677
Corporate and other:
Amortization of property, plant and mine development				(1,111,364)
General and administrative				(134,450)
Finance costs				(94,989)
Loss on derivative financial instruments				(1,038)
Foreign currency translation gain				2,258
Care and maintenance				(33,017)
Revaluation gain				1,543,414
Other expenses				(43,489)
Income before income and mining taxes				$2,672,002

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2024
17.
SEGMENTED INFORMATION (Continued)

The following table sets out total assets by segment:
	Total Assets as at
	September 30, 2024	December 31, 2023
LaRonde mine	$1,053,612	$1,031,331
LaRonde Zone 5 mine	164,302	133,531
Canadian Malartic	6,834,980	6,898,179
Goldex	436,579	401,573
Meliadine	2,385,608	2,356,234
Meadowbank	1,375,240	1,346,911
Kittila	1,638,529	1,685,400
Detour Lake	9,606,032	9,353,435
Macassa	1,744,837	1,638,864
Fosterville	1,154,528	976,221
Pinos Altos	387,724	410,653
La India	97,865	113,736
Exploration	1,369,796	1,253,334
Corporate and other	1,566,857	1,085,547
Total assets	$29,816,489	$28,684,949

18.
COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at September 30, 2024, the total amount of these guarantees was $1,062.0 million (December 31, 2023 — $991.7 million).
As at September 30, 2024, the Company had $242.4 million (December 31, 2023 — $115.7 million) of commitments related to capital expenditures and $290.0 million (December 31, 2023 — $290.0 million) of committed subscription proceeds related to San Nicolás.
19.
ONGOING LITIGATION

Kirkland
Effective as of February 8, 2022, the Company acquired all the issued and outstanding shares of Kirkland in the Merger. Kirkland had previously disclosed the existence of certain contingent liabilities relating to outstanding litigation matters involving Kirkland and/or its wholly owned subsidiaries, some of which were amalgamated as part of a pre-closing corporate reorganization completed in early February 2022. One litigation matter remained outstanding at the time of acquisition as described below.
Kirkland was the defendant in two putative class action complaints filed on June 29, 2020 and July 17, 2020 (and subsequently amended) in the United States District Court for the Southern District of New York (the “Court”). The complaints alleged that during the period from January 8, 2018 to November 25, 2019, Kirkland and Kirkland’s former chief executive officer violated the United States securities laws by misrepresenting or failing to disclose material information regarding Kirkland’s acquisition of Detour Gold Corporation, which closed in January 2020.
Following motions filed by both individual complainants, the Court entered an order on September 24, 2020 appointing one lead plaintiff and one lead counsel. On January 22, 2021, Kirkland filed a motion to dismiss. On September 30, 2021, the Court dismissed certain of the plaintiff’s claims against Kirkland. The parties subsequently carried out documentary and oral discoveries regarding the remaining claims, and the plaintiff filed for class certification in October 2023. The Court issued an order denying plaintiff’s motion for class certification on March 29, 2024. Defendants filed a motion for summary judgement, and that motion is fully briefed and pending before the Court. On April 14, 2024, the plaintiff applied to the United States Court of Appeals for the Second Circuit (“Second Circuit”) for permission to appeal the Court’s class certification decision. On September 12, 2024, the Second Circuit ordered that Plaintiff’s application be held in abeyance pending the resolution of the previously-filed summary judgment motion. The Company continues to believe that the claim is without merit.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
September 30, 2024
20.
SUBSEQUENT EVENTS

Dividends Declared
On October 30, 2024, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.40 per common share (a total value of approximately $200.6 million), payable on December 16, 2024 to holders of record of the common shares of the Company on November 29, 2024.